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TABLE OF CONTENTS
VASO ACTIVE PHARMACEUTICALS, INC. INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 3, 2003

OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SB-2	OMB Number: 3235-0418 Expires: February 28, 2006 Estimated average burden hours per response: 137.0

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VASO ACTIVE PHARMACEUTICALS, INC.

DELAWARE (State of Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Identification "SIC" Number)	02-0670926 (IRS Employment or "EIN" Number)

VASO ACTIVE PHARMACEUTICALS, INC.
99 ROSEWOOD DRIVE, SUITE 260
DANVERS, MASSACHUSETTS 01923
(978) 750-0090
(Address and telephone number of principal executive offices)

99 ROSEWOOD DRIVE, SUITE 260
DANVERS, MASSACHUSETTS 01923
(Address of principal place of business or intended principal place of business)

JOHN J. MASIZ
PRESIDENT AND CHIEF EXECUTIVE OFFICER
99 ROSEWOOD DRIVE, SUITE 260
DANVERS, MASSACHUSETTS 01923
(978) 750-0090
(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

Copies to:

David A. Garbus, Esq. J. Michael Wirvin, Esq. Robinson & Cole LLP One Boston Place Boston, Massachusetts 02108 (617) 557-5900	Lawrence B. Fisher, Esq. Jeffrey Yin, Esq. Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 10103 (212) 506-5000

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of Registration Fee

Class A common stock, $.0001 par value per share	$5,000,000	$5.00	$5,000,000	$405.00

Representative's Warrants to purchase Class A common stock, $.0001 par value per share	$600,000	$6.00	$600,000	$49.00

Total				$454.00

        No market currently exists for the Registrant's Class A common stock. The proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state in which the offer or sale is not permitted.

Subject to completion, dated July 3, 2003

PROSPECTUS

1,000,000 Shares

VASO ACTIVE PHARMACEUTICALS, INC.

1,000,000 Shares Class A Common Stock

        This is the initial public offering of Vaso Active Pharmaceuticals, Inc., and we are offering 1,000,000 shares of our Class A common stock. We have applied for listing on the Nasdaq Small Cap Market under the symbol        . No public market currently exists for our shares.

        We have two classes of common stock; Class A common stock and Class B common stock. The Class A common stock is substantially identical to the Class B common stock, except with respect to voting power. With respect to all matters on which stockholders are entitled to vote, holders of the Class A common stock are entitled to one vote per share of Class A common stock held. Holders of the Class B common stock are entitled to three votes per share of Class B common stock held.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds Before Expenses
Per Share	$5.00	$.50	$4.50
Total	$5,000,000	$500,000	$4,500,000
*
As additional compensation to the underwriters, we have granted to the representative of the underwriters five year warrants to purchase 100,000 shares of our Class A common stock at an exercise price equal to 120% of the initial offering price to the public.

        We have granted the underwriters the right to purchase up to an additional 150,000 shares of Class A common stock to cover over-allotments.

SKY CAPITAL LLC

THE DATE OF THIS PROSPECTUS IS                       , 2003

        In this prospectus, the terms "Vaso Active", "we", "our", "our company" and "us" refer to Vaso Active Pharmaceuticals, Inc. unless otherwise specified. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of Class A common stock, and seeking offers to buy shares of Class A common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this is delivered or when any sale of our common stock occurs.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the Class A common stock being sold in this offering, including the "Risk Factors" section and our financial statements and accompanying notes, which are included elsewhere in this prospectus.

Our Business

        We are an early-stage company focused on commercializing, marketing and selling over-the-counter, or OTC, pharmaceutical products, with a particular focus on drugs that incorporate the vaso active lipid encapsulated, or VALE, transdermal delivery technology. We began our operations as a division of BioChemics, Inc., a biopharmaceutical company focused on the development of transdermal drug delivery systems, in January 2001. In January 2003, we were formed as an independent subsidiary of BioChemics to further commercialize our OTC products and further develop our OTC product candidates, although BioChemics continues to provide us with administrative support services and technology licenses.

        BioChemics currently holds patents for what it and we believe is the most advanced form of transdermal drug delivery technology available. We refer to this as VALE technology. VALE technology can be thought of as a "liquid needle", given its ability to introduce drugs into the bloodstream in an efficient and highly effective manner.

        We have an exclusive, worldwide license to use and practice the VALE technology in the development, marketing and sale of products in the OTC pharmaceutical market. We believe that the VALE technology provides an efficient, predictable and reliable transdermal drug delivery system that eliminates the need for a patch and allows for the efficient and effective delivery of a myriad of drugs that could not otherwise be effectively delivered using existing transdermal delivery technology.

        Before we were established, BioChemics initiated the marketing and commercialization of the following products on a limited basis:

  •
  deFEET®, for treatment of athlete's foot fungal infections;

  •
  Athlete's Relief, for treatment of pain associated with athletic activity; and

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  Osteon®, for treatment of arthritis pain.

        Currently, we market Athlete's Relief and Osteon in the United States. We have begun negotiating agreements with third parties for the marketing of Osteon and Athlete's Relief in the United States and internationally. BioChemics continues to market, sell and commercialize deFEET in the United States. During approximately a 12 month transitional period following the consummation of this offering, all deFEET branded product currently in circulation will either be sold or removed from circulation by BioChemics. We will commence the commercialization, distribution, sales and marketing of our own athlete's foot preparations under the brand names Termin8 and/or Xtinguish, depending on targeted markets, during this transitional period. We have applied for trademark protection in the United States for the marks Termin8 and Xtinguish.

        In addition to expanding our launch of these three products, we have identified and are currently developing, in collaboration with BioChemics, six additional OTC products utilizing the VALE technology. Our current OTC product candidates according to their medical or clinical indication are:

  •
  Analgesic;

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  Toenail fungus treatment;

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  Acne treatment;

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  First aid treatment;

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  Hand and body lotion; and

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  Psoriasis treatment.

Technology Behind Our Products and Product Candidates

        Transdermal drug delivery is the process of delivering drugs into or through the skin without requiring the use of an invasive instrument such as a needle. There are many different approaches to accomplishing transdermal drug delivery and numerous technologies exist to carry it out. The most common technologies employed use either (i) liposomes, which are applied topically, (ii) patches that adhere to the skin, holding the drug in place while it is administered, or (iii) an outside energy source producing electricity (iontophoresis) or sound (sonophoresis) to help move the drug through the skin layers.

        In order to efficiently and effectively move drugs through the skin and into the blood stream, a drug delivery system must penetrate three skin barriers. Competitive technologies using patch and/or liposome technologies are able to penetrate the first and second barriers but, except for a few limited instances where more complicated and costly technologies such as iontophoresis and sonotophoresis are used, they are generally unable to penetrate the capillaries and enter the bloodstream. Unlike competing technologies, the VALE process "unlocks" this final barrier and promotes the efficient and complete transportation of drugs from the skin's second barrier, or dermis, into the bloodstream. We believe that the VALE delivery system is the only transdermal system that penetrates all three skin barriers in a timely and efficient fashion.

        We feel that the VALE technology has other advantages as well. For instance, drugs delivered with the VALE system not only flow rapidly through the skin and into the bloodstream, but the rate at which the active drug ingredient achieves a therapeutic blood level can also be better controlled than other forms of trasndermal delivery technology and, in most cases, can compete with the absorption rate of an orally administered drug. Another primary advantage of VALE technology is that it does not produce many of the side effects, such as bleeding and ulcers, that are commonly associated with oral drug delivery. Using the VALE technology, we feel that we can work to create, commercialize and sell a substantial portfolio of transdermal drugs in the OTC marketplace. By combining a wide variety of existing drugs with the VALE delivery system, we believe that our portfolio of products and product candidates will be more effective and safer than standard oral versions.

        BioChemics has been issued three U.S. patents relating to the VALE technology. In addition, foreign patents have been issued to BioChemics in 17 foreign countries and are pending in seven others. The first of the U.S. patents expires in 2013. BioChemics has filed for second generation patents on a number of its existing products.

Commercialization Strategy

        We intend to utilize a portion of the offering proceeds to implement our product rollout strategy. Our plan is focused on the systematic rollout of our products into major retail drug store chains, select independent pharmacies, and nontraditional channels, including websites and catalogues.

        The initial phase of our OTC marketing and sales strategy is to expand the launch of Osteon and Athlete's Relief into the retail marketplace and initiate the commercialization, marketing and distribution of our Termin8 and Xtinguish brands. This will be accomplished through our own marketing efforts or through licensing agreements with third parties. All of these products utilize the VALE technology and have demonstrated the power of this delivery system through their clinical performance.

The Company

        We organized as a Delaware corporation on January 13, 2003. Our principal executive offices are located at 99 Rosewood Drive, Suite 260, Danvers, MA 01923. Our telephone number is (978) 750-0090 and our website is located at www.vasoactive.us.

        "Vaso Active" and our logo are trademarks of the Company. Osteon® and PENtoCORE® are registered trademarks of BioChemics. deFEET® is a registered trademark of a third party, DeFeet International, Inc., which has been licensed to BioChemics. We license from BioChemics the Osteon and PENtoCORE trademarks under our license agreement, as amended, with BioChemics. In addition, we have applied for U.S. trademark protection for the marks "Termin8" and "Xtinguish" for our athlete's foot preparations. Any reference in this prospectus relating to the functionality, formulation or performance of deFEET shall apply in all respects to Termin8 and Xtinguish. This prospectus also contains trademarks and tradenames of other parties.

THE OFFERING

Class A common stock offered by us in this offering	1,000,000 shares
Class A common stock outstanding after this offering	1,200,000 shares
Class B common stock outstanding after this offering	1,500,000 shares
Class A and Class B common stock taken together and outstanding after this offering	2,700,000 shares
Use of proceeds	The proceeds of this offering will be used for continued development, commercialization and sale of our products and product candidates; to implement our strategic marketing and commercialization plan; to recruit and hire individuals for key senior management positions; and for working capital and general corporate purposes.
Nasdaq National Small Cap Market Symbol	•

Unless otherwise noted, this prospectus:

  •
  assumes that no shares of Class A common stock were issued and outstanding as of June 1, 2003;

  •
  excludes 450,000 shares of Class A common stock issuable upon exercise of options to be granted pursuant to our 2003 stock incentive plan;

  •
  assumes the issuance of 200,000 shares of Class A common stock issuable upon conversion of our 10% convertible subordinated pay-in-kind promissory notes outstanding as of June 30, 2003;

  •
  assumes no exercise of the underwriter's over-allotment option; and

  •
  assumes an initial public offering price of $5.00 per share of Class A common stock.

        In addition to our Class A common stock, 1,500,000 shares of our Class B common stock will be issued and outstanding before the consummation of this offering. Each share of Class B common stock will be convertible at any time into Class A common stock on a share-for-share basis. With respect to all matters on which stockholders are entitled to vote, holders of the Class A common stock will be entitled to one vote per share of Class A common stock held. Holders of the Class B common stock will be entitled to three votes per share of Class B common stock held.

SUMMARY FINANCIAL DATA

Statement of Operations Data:

	Years Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(Unaudited)
Revenues	$124,502	$96,957	$13,469	$29,864

Cost of sales	40,791	40,811	6,367	14,858

Gross Profit	83,711	56,146	7,102	15,006
Expenses
Marketing, advertising and promotion	580,907	43,962	14,330	16,386
Selling, general and administrative	545,748	464,832	114,513	117,505

Total operating expenses	1,126,655	508,794	128,843	133,891

Loss from operations	(1,042,944)	(452,648)	(121,741)	(118,885)

Other (income) expenses	(2,549)	(5,786)	(809)	3,082

Net loss	$(1,040,395)	$(446,862)	$(120,932)	$(121,967)

Basic and diluted loss per share	$—	$—	$—	$—

Shares used in computing basic and diluted loss per share amounts	—	—	—	—

        No shares have been issued as of any of the periods presented. We will issue to BioChemics before the consummation of this offering 1,500,000 shares of Class B common stock pursuant ot our license agreement dated as of February 1, 2003.

Balance Sheet Data:

	As of March 31, 2003
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash	$290	$500	$	•
Working capital	(122)	284		•
Total assets	461	553		•
Accumulated (deficit) equity	(122)	284		•

        The preceding table presents a summary of our unaudited balance sheet data as of March 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the issuance of 1,500,000 shares of our Class B common stock before the consummation of this offering and the automatic conversion of $500,000 principal amount of our 10% pay-in-kind promissory notes into 200,000 shares of our Class A common stock upon the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the issuance and the sale of 1,000,000 shares of Class A common stock offered by this prospectus at an assumed initial public offering price of $5.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and our receipt of the net proceeds from that sale.

RISK FACTORS

        AN INVESTMENT IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND UNCERTAINTIES AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE DEEM CURRENTLY IMMATERIAL, MAY ALSO AFFECT OUR PROPOSED OPERATIONS, PROSPECTS, AND THE VALUE OF AN INVESTMENT IN THE COMPANY.

Risks Related to Our Business

We are an early stage company that has a limited operating history.

        We are an early stage company focused on commercializing, marketing and selling over-the-counter, or OTC, pharmaceutical products. We began our operations as a division of BioChemics, Inc. in January 2001. We have only operated as an entity independent of BioChemics since January 2003. Our operating history is therefore limited. The deFEET, Athlete's Relief and Osteon products are in the early stages of commercialization. Other of our product candidates are only in the early stages of development. With the exception of the introduction of deFEET to the marketplace by BioChemics while we were still a division of BioChemics, we have not yet commercialized, marketed or sold any products or recognized significant revenue from product sales. You should evaluate the likelihood of financial and operational success in light of the uncertainties and complexities present in an early-stage company, many of which are beyond our control, including:

  •
  our potential inability to distribute, sell and market our products; and

  •
  the significant investment to achieve our commercialization, marketing and sales objectives.

        Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our vaso active lipid encapsulated, or VALE, transdermal delivery technology and test marketing our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in us.

We have a history of losses and may never achieve or sustain profitability.

        We have never been profitable and we may not achieve profitability in the foreseeable future, if at all. Our ability to generate profits in the future will depend on a number of factors, including:

  •
  start-up costs relating to the commercialization, sale and marketing of our products;

  •
  costs of acquiring product candidates;

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  general and administrative costs relating to our operations;

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  increases in our research and development costs; and

  •
  charges related to purchases of technology or other assets.

Our operating results may fluctuate from quarter to quarter.

        If losses do occur, we expect that the amount of these losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research, manufacturing and development efforts with our parent, BioChemics, and the execution or termination of collaborative arrangements.

        Many of these factors will depend on circumstances beyond our control.

We depend on BioChemics.

        We were originally formed as a division of BioChemics and the viability and financial strength of BioChemics is critical to our success. Throughout our development, we have relied on services and financing provided to us by BioChemics. When we became an independent operating entity, we entered into a license agreement and, prior to the consummation of this offering, will enter into a manufacturing and development agreement, with BioChemics. We presently maintain our executive offices on premises that we share with BioChemics. We do not have a lease agreement with BioChemics. We believe that we can obtain suitable alternative space without any material disruption of our business and that such space will be available to us in the future on commercially reasonable terms. In addition, BioChemics provides us with back office support and management services. Allocations of BioChemics' expenses for centralized accounting, data processing, utilities, office space rental, supplies, telephone and other corporate services and infrastructure are charged back to us as a management fee. These amounts approximated $135,600 and $114,150 for the years ended December 31, 2002 and 2001 respectivley. The loss of the services provided by BioChemics or the loss of the license of the VALE transdermal delivery technology under the license agreement would have a material adverse effect on our business, financial condition and results of operations.

        In this regard, potential investors should be aware that BioChemics has never been profitable and most likely will not achieve profitability in the near future, if ever. Although BioChemics was founded in 1989, and incorporated in 1991, it is still a development stage company. It has generated significant losses through December 31, 2002, has limited revenue, and is likely to sustain operating losses in the foreseeable future. BioChemics' operations are subject to all of the risks inherent in the establishment of a business enterprise. Through December 31, 2002, BioChemics had an accumulated deficit of approximately $9,889,000. BioChemics anticipates that it will continue to incur net losses and be unprofitable for the foreseeable future. There can be no assurance that BioChemics will ever operate at a profit even if its or our products are commercialized.

        In addition, it is expected that BioChemics will encounter significant marketing difficulties and will also face significant regulatory hurdles. The likelihood of success of BioChemics must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with any non-profitable business enterprise, including but not limited to the identification and development of new products, difficulties with corporate partners, vendors, and a very competitive environment. Additionally, BioChemics itself requires additional capital and/or revenues to continue its operations and there is no guarantee that it will be able to fund its own operations or those of Vaso Active.

The successful development of our product candidates is uncertain.

        The development of our product candidates by BioChemics is subject to the risks of failure inherent in the development of new pharmaceutical products and product candidates based on new technologies. These risks include:

  •
  delays in product development or manufacturing;

  •
  unplanned expenditures for product development or manufacturing;

  •
  failure of our product candidates to have the desired effect or an acceptable safety profile;

  •
  failure to receive required regulatory approvals;

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  emergence of superior or equivalent products;

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  inability to manufacture on our own, or through others, product candidates on a commercial scale;

  •
  inability to market products due to third-party proprietary rights; and

  •
  failure by our collaborative partners to successfully develop products.

        Because of these risks, our research and development efforts or those of our collaborative partners may not result in any commercially viable products. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, we are not likely to generate significant revenues or become profitable.

Our product development efforts rely on third parties who are outside our control.

        We currently have limited product development capability. As a result, we depend on collaborations with third parties, such as BioChemics, for development of our product candidates. In addition, we have no manufacturing capability. As a result, we will depend on BioChemics, which in turn will rely upon third parties to manufacture our products. Although our strategy is based on leveraging BioChemics' ability to develop and manufacture our products for commercialization in the OTC marketplace, we will be dependent on BioChemics' collaborations with drug development and manufacturing collaborators. If we and BioChemics are not able to maintain existing collaborative arrangements or establish new arrangements on commercially acceptable terms, we would be required to undertake product manufacturing and development activities at our own expense, which would increase our capital requirements or require us to limit the scope of our development activities. Moreover, we have limited or no experience in conducting full scale bioequivalence studies, preparing and submitting regulatory applications and manufacturing and marketing controlled release products. There can be no assurance that we will be successful in performing these activities and any failure to perform such activities could have a material adverse effect on our business, financial condition and results of our operations.

        If any of our developmental collaborators, especially BioChemics, breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical and/or clinical development and/or commercialization of our product candidates will be delayed, and we would be required to devote additional resources to product development and commercialization or terminate certain development programs. Also, these relationships generally may be terminated at the discretion of our collaborators, in some cases with only limited notice to us. The termination of collaborative arrangements could have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that disputes will not arise with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the development or commercialization of our product candidates or could result in litigation or arbitration, which could be time consuming and expensive and could have a material adverse effect on our business, financial condition and results of operations.

If we or BioChemics fail to adequately protect or enforce our intellectual property rights, we may be unable to operate effectively.

        BioChemics owns proprietary technology developed in connection with its three U.S. patents. In addition, foreign patents have been issued to BioChemics in 17 foreign countries and are pending in seven others. BioChemics also owns fifteen registered trademarks, including Osteon and PENtoCORE. Our license agreement, as amended, with BioChemics permits us to commercialize, market and sell our products and product candidates using these patents and the Osteon and PENtoCORE trademarks. Our success and ability to compete are substantially dependent on the patents and trademarks. Although both we and BioChemics believe that the patents and associated trademarks and licenses are valid, there can be no assurance that they will not be challenged and subsequently invalidated and/or canceled. The invalidation or cancellation of any one or all of the patents or trademarks would significantly damage our commercial prospects. Further, BioChemics may find it necessary to legally challenge parties infringing its patents or trademarks or licensed trademarks to enforce its rights thereto. There can be no assurance that any of the patents would ultimately be held valid or that efforts to defend any of the patents, trade secrets, know-how or other intellectual property rights would be successful.

We may infringe on the intellectual property rights of others.

        Our commercial success will also depend, in part, on us and BioChemics not infringing on the patents or proprietary rights of others. There can be no assurance that the technologies and products used or developed by BioChemics and marketed and sold by Vaso Active will not infringe such rights. If such infringement occurs and neither we nor BioChemics is able to obtain a license from the relevant third party, we will not be able to continue the development, manufacture, use, or sale of any such infringing technology or product. There can be no assurance that necessary licenses to third-party technology will be available at all, or on commercially reasonable terms. In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial costs to, and diversion of, our resources and could have a material and adverse impact on us. An adverse outcome in any such litigation or proceeding could subject us and/or BioChemics to significant liabilities, require us to cease using the subject technology or require us and/or BioChemics to license the subject technology from the third party, all of which could have a material adverse effect on our business.

        In addition, BioChemics is party to a settlement agreement and license with De Feet International, Inc. dated April 20, 2002, pursuant to which BioChemics licenses the trademark "deFEET" from De Feet International, Inc. Pursuant to the settlement agreement and license, BioChemics was granted a non-exclusive, non-transferable and non-assignable license to use the "deFEET" trademark throughout the United States in connection with the manufacturing, advertisement, promotion, distribution and sale of athlete's foot preparations. In the event that BioChemics breaches the terms of the settlement and licensing agreement with De Feet International, Inc., BioChemics could lose its right to use the "deFEET" trademark in connection with its athlete's foot preparation product and could be prevented from selling its athlete's foot preparation product until such product had been rebranded. In that event, we would not realize any revenue from Biochemics' sale of its athlete's foot preparation product which could have a material adverse affect on our business and results of operations.

We depend on key personnel and must continue to attract and retain key employees and consultants.

        We are highly dependent on the principal members of our scientific and management staff, particularly John Masiz, our chief executive officer. Mr. Masiz is also the chief executive officer of BioChemics. Although Mr. Masiz intends to initially devote substantially all of his business time to our affairs, as BioChemics and our respective operations continue to grow, there can be no assurance that he will be able to continue to do so. Furthermore, for us to pursue our product development, marketing and commercialization plans, we will need to hire personnel with experience in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we lose any of these persons, or are unable to attract and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

We operate in a competitive environment and there can be no assurances that competing technologies would not harm our business development.

        We are engaged in a rapidly evolving field. Competition from numerous pharmaceutical companies including Pfizer, Bristol-Myers Squibb, Schering-Plough, and biotechnology companies including, Alza, Cygnus and Elan, as well as research and academic institutions, is intense and expected to increase.

The market for transdermal drug delivery systems is large and growing rapidly and is likely to attract new entrants. Numerous biotechnology and biopharmaceutical companies have focused on developing new drug delivery systems and most, if not all of these companies, have greater financial and other resources and development capabilities than we do. They also have greater collective experience in undertaking pre-clinical and the clinical testing of products; obtaining regulatory approvals; and manufacturing and marketing OTC and pharmaceutical products. Accordingly, certain of our competitors may succeed in obtaining approval for products more rapidly than us. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities. There can be no assurance that our products, existing or to be developed, will be more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us or that would render our products and technologies less competitive or obsolete.

Technological advancement by our competitors could result in the obsolescence of some or all of our products and may harm business development.

        The areas in which we are commercializing, distributing, and/or selling products involve rapidly developing technology. There can be no assurance that we will be able to establish ourselves in such fields, or, if established, that we will be able to maintain our position. There can be no assurance that the development by others of new or improved products will not make our products and product candidates, if any, superfluous or our products and product candidates obsolete.

We must manage the growth of our business and infrastructure or the failure to do so would have a negative impact on business development.

        Our success will depend, in part, on our ability to expand and manage our operations. To be cost-effective and timely in the marketing, sales and commercialization of products and product candidates, we must coordinate the integration of our marketing strategies with the development of new products through our development partner, BioChemics. There can be no assurance that we will be able to manage our growth, maintain our partnering relationships, meet our staffing requirements, or successfully assimilate and train new employees. In addition, to manage our growth effectively, we will be required to expand our management base and enhance our operating and financial systems. There can be no assurance that the management skills and systems currently in place will be adequate or that we will be able to manage growth effectively. Failure to achieve any of these goals could have a materially adverse effect on our business, financial condition, or results of operations.

Should product liability claims be brought successfully against us exceeding the product liability coverage we currently have in place there can be no assurances that such events would not materially impact our performance and viability.

        The sale of our products may expose us to potential liability resulting from the sale and use of such products. Liability might result from claims made directly by consumers or by pharmaceutical companies or by others selling such items. We currently maintain $5.0 million of product liability insurance. There can be no assurance that we will be able to renew our current insurance, renew it at a rate comparable to what we now pay, or that the coverage will be adequate to protect us against liability. If we were held liable for a claim or claims exceeding the limits of our current or future insurance coverage, or if coverage was discontinued for any reason, it could have a materially adverse effect on our business and our financial condition.

We have limited sales and marketing experience

        We have limited sales and marketing experience, particularly with respect to marketing and selling products in commercial quantities. If we are unable to expand our sales and marketing capabilities we may not be able to effectively commercialize our products and product candidates.

Our principal stockholder will have substantial control over our affairs

        Immediately following the consummation of this offering, our principal stockholder, BioChemics, will own 1,500,000 shares of our Class B common stock, representing approximately 79% of our voting interests. Mr. Masiz, as President, Chief Executive Officer and Chairman of both us and BioChemics and, as the major shareholder in BioChemics, will be able to control the outcome of stockholder votes, including votes concerning the election of our directors, the adoption or amendment to provisions in our certificate of incorporation or by-laws, the approval of mergers and/or acquisitions, decisions affecting our capital structure and other significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the value of our common stock.

        There are likely to be situations where our best interests and those of BioChemics will conflict. To the extent that decisions are made that will enhance the value to Biochemics versus the value to us, our stockholders could be negatively affected. Buyers of our Class A common stock should be aware of these potential conflicts.

We may need additional funding to support our operations.

        We have no committed sources of additional capital. For the foreseeable future, we will have to fund our operations and capital expenditures from limited revenues, cash on hand and the net proceeds of the offering. To the extent our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue our operations. We cannot assure you that funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities will result in dilution to our stockholders. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness. This could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available on commercially reasonable terms, we may be required to curtail or discontinue operations.

Risks Associated with this Offering

Our stock price could be volatile, and your investment could suffer a decline in value.

        The trading price of our stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  changes in, or failure to achieve, financial estimates by ourselves and others such as investors and securities analysts;

  •
  new products or services introduced or announced by us or our competitors;

  •
  announcements of technological innovations by us or our competitors;

  •
  actual or anticipated variations in quarterly operating results;

  •
  conditions or trends in the biotechnology and pharmaceutical industries;

  •
  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock.

        In addition, the stock market in general, and the Nasdaq Small Cap Market in particular, has experienced significant price and volume fluctuations. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and pharmaceutical companies. These broad market and industry factors may seriously affect the market price of our Class A common stock, regardless of our operating performance.

We are at risk of securities class action litigation due to our expected stock price volatility.

        In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Due to the expected volatility of our stock price, we may be the target of securities litigation in the future. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

We may invest or spend the proceeds of this offering in ways with which you may not agree.

        We will retain broad discretion over the use of proceeds from this offering. You may not agree with how we spend the proceeds, and our use of the proceeds may not yield a significant return or any return at all. Because of the number and variability of factors that determine our use of the net proceeds from this offering, our ultimate use of the proceeds might vary substantially from our currently planned uses.

There may not be an active, liquid trading market for our Class A common stock.

        Prior to this offering, there has been no public market for our Class A common stock. An active trading market for our Class A common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price will be determined by negotiations between us and representatives of the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Future sales of our Class A common stock may depress our stock price.

        The market price of our Class A common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be an aggregate of 1,500,000 shares of Class B common stock outstanding before the consummation of this offering, each share convertible into one share of Class A common stock, and 1,200,000 shares of Class A common stock outstanding immediately after this offering, after giving effect to conversion of our 10% convertible pay-in-kind promissory notes upon the consummation of this offering, and an aggregate of 1,350,000 shares of Class A common stock outstanding if the underwriters exercise their over-allotment option in full. All of the shares of Class A common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 of the Securities Act. The remaining shares of our Class A common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

You will experience immediate and substantial dilution.

        The initial public offering price of our Class A common stock is expected to be substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate dilution of approximately $        in the pro forma net tangible book value per share of common stock from the price per share that you pay for the Class A common stock. Accordingly, if you purchase Class A common stock in this offering, you will incur immediate and substantial dilution of your investment.

We do not intend to pay cash dividends on our common stock.

        We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends on our common stock in the foreseeable future.

STATEMENTS CONCERNING FUTURE PERFORMANCE

        This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections entitled "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ, perhaps materially, from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our marketing, sales and commercialization activities and projected expenditures;

  •
  our manufacturing and development partnerships with BioChemics and third parties and our ability to maintain and increase those and other strategic partnerships;

  •
  the use of the proceeds of this offering;

  •
  our capital requirements;

  •
  implementation of our corporate strategy; and

  •
  our financial forecast and performance.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," believe," "estimate," "project," "predict," "intend," "potential," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

        Market data and forecasts used in this prospectus, including, for example, estimates of the size and growth rates of the pain management market, have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking statements by these cautionary statements

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of Class A common stock we are offering will be approximately $         million, assuming an initial public offering price of $5.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriter's over-allotment option is exercised in full we estimate that the net proceeds will be approximately $         million.

        We anticipate using the net proceeds from the sale of our Class A common stock offered hereby as follows:

  •
  to fund our continued development, commercialization and sale of our products and product candidates;

  •
  to implement our strategic marketing and commercialization plan, including approximately $1.2 million to fund our radio advertising campaign;

  •
  to recruit and hire individuals for key senior management positions;

  •
  to cover the cost of providing sales incentives, products samples and discounts; and

  •
  to provide working capital and for general corporate purposes.

        Although we have no current plans, agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies.

        Overall, we will retain a broad discretion over the use of our net proceeds from the sale of the Class A common stock offered hereby and our management may spend the proceeds from this offering in ways which the stockholders may not deem desirable. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

        Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the issuance of 1,500,000 shares of our Class B common stock before the consummation of this offering and the automatic conversion of $500,000 principal amount of our 10% pay-in-kind promissory notes into 200,000 shares of our Class A common stock upon the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the issuance and the sale of 1,000,000 shares of Class A common stock offered by this prospectus at an assumed initial public offering price of $5.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and our receipt of the net proceeds from that sale.

	March 31, 2003 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Total current liabilities	$559,000	$269,000	$269,000
Stockholders' equity (deficit):
Undesignated preferred stock—$.0001 par value; authorized 10,000,000 shares; issued and outstanding, none	—	—	—
Class A common stock—$.0001 par value; authorized 10,000,000 shares; no shares issued; 200,000 shares issued and outstanding pro forma; 1,200,000 shares issued and outstanding, pro forma as adjusted	—	20	120
Class B common stock—$.0001 par value; authorized 5,000,000 shares; no issued and outstanding; 1,500,000 shares issued and outstanding pro forma; 1,500,000 shares issued and outstanding, pro forma as adjusted	—	150	250
Additional paid-in capital	—	405,956	—
Accumulated deficit	(121,967)	(121,967)	—
Total stockholders' equity (deficit)	(121,967)	284,159	—

Total capitalization	$437,003	$553,159	$—

DILUTION

        Our pro forma net tangible book value as of        was approximately $        or $        per share, based on the pro forma number of shares of common stock outstanding as of        of        , calculated after giving effect to the issuance of 1,500,000 shares of Class B common stock before the consummation of this offering and the automatic conversion of $500,000 principal amount of our 10% pay-in-kind promissory notes into an aggregate of 200,000 shares of our Class A common stock upon the consummation of this offering.

        Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 1,000,000 shares in this offering at an assumed initial offering price of $5.00 per share and after deducting underwriting discounts and commissions and offering expenses. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $        per share to new investors.

        The following table illustrates this per share dilution:

Initial public offering price per share			$5.00
Net tangible book value per share as of March 31, 2003	$
Pro forma conversion of 10% pay-in-kind promissory notes	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after this offering		$
Dilution per share to new investors		$

        The following table summarizes, on a pro forma basis as of        , after giving effect to this offering, the total number of shares of Class A common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors:

	Shares Issued(1)		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders(2)	1,700,000	63%	1,987,107	28%		$1.17
New Investors	1,000,000	37%	5,000,000	72%		5.00

Total	2,700,000	100%	6,987,107	100%	$

(1)
The Class A common stock is entitled to one vote per share, while the Class B common stock is entitled to three votes per share, with the Class A and Class B common stock voting together as a class on substantially all matters including the appointment of directors. After giving effect to the sale of the Class A common stock offered hereby, the outstanding shares of the Class A common stock held by new investors will represent approximately 17.5% of the total combined voting power of both classes of common stock outstanding, while the outstanding shares of Class A common stock and Class B common stock held by existing stockholders will represent approximately 3.5% and 79%, respectively, or 82.5% taken together, of the total combined voting power of both classes of common stock outstanding.

(2)
Includes 1,500,000 shares of Class B common stock to be issued before the consummation of this offering and which are convertible on a share-for-share basis into shares of Class A common stock, and 200,000 shares of Class A common stock to be issued upon conversion of our 10% pay-in-kind promissory notes upon the consummation of this offering.

SELECTED FINANCIAL DATA

        You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. The selected balance sheet data set forth below, as of December 31, 2001 and 2002 and the selected statements of operations data for the years ended December 31, 2001 and 2002 are derived from our financial statements, which are included elsewhere in this prospectus and which have been audited by Stowe & Degon, independent certified public accountants. The selected financial data presented below as of and for the three months ended March 31, 2002 and March 31, 2003 have been derived from our unaudited financial statements, which in the opinion of management include all adjustments necessary for a fair presentation of the data for interim periods. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full fiscal year.

Statement of Operations Data:

	Years Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(Unaudited)
Revenues	$124,502	$96,957	$13,469	$29,864

Cost of Sales	40,791	40,811	6,367	14,858

Gross profit	83,711	56,146	7,102	15,006
Expenses
Marketing, advertising and promotion	580,907	43,962	14,330	16,386
Selling, general and administrative	545,748	464,832	114,513	117,505

Total operating expenses	1,126,655	508,794	128,843	133,891

Loss from operations	(1,042,944)	(452,648)	(121,741)	(118,885)

Other (income) expenses	(2,549)	(5,786)	(809)	3,082

Net loss	$(1,040,395)	$(446,862)	$(120,932)	$(121,967)

Basic and diluted loss per share	$—	$—	$—	$—

Shares used in computing basic and diluted loss per share amounts	—	—	—	—

Balance Sheet Data

	As of December 31		As of March 31,
	2001	2002	2003
			(Unaudited)
Cash	$—	$—	$290,000
Working capital	—	—	(121,967)
Total assets	264,186	288,107	461,391
Accumulated (deficit)	(1,040,395)	(1,487,257)	(121,967)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our financial statements, the related notes and other financial information appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current beliefs of management and expectations that involve risks and uncertainties. Our actual results, performance or achievements and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are an early-stage company focused on commercializing, marketing and selling over-the-counter, or OTC, pharmaceutical products. We began our operations as a division of BioChemics, Inc., a leading biopharmaceutical company focused on the development of transdermal drug delivery systems, in January 2001. In January 2003, we were formed as an independent subsidiary of BioChemics to further commercialize our OTC products and further develop our OTC product candidates, although BioChemics continues to provide us with administrative support services and technology licenses.

        Upon our formation, we agreed to issue to BioChemics 1,500,000 shares of our Class B common stock in return for the exclusive worldwide rights to the vaso active lipid encapsulation, or VALE, technology as it relates to the OTC marketplace as well as to the existing BioChemics portfolio of OTC products. These shares will be issued before the consummation of this offering.

        We have incurred operating losses since our inception and have generated limited revenue from product sales. We incurred losses from operations of approximately $1.04 million in 2001, $450,000 in 2002 and $122,000 in the three months ended March 31, 2003. Since we commenced operations, we have incurred an accumulated net loss attributable to our Class A common stockholders of approximately $1.61 million through March 31, 2003. During 2001 and 2002, BioChemics made contributions to our capital to cover our deficits. These contributions totaled $1,040,395 in 2001 and $446,862 in 2002. Historically, BioChemics has also provided us with office space, industry expertise, financial support and certain administrative assistance. As we continue to grow our operations and segregate our operations from those of BioChemics, we anticipate that these expenses will increase.

        Our financial statements up to and including the year ended December 31, 2002, are based on operations of the OTC pharmaceutical division of BioChemics, our predecessor. The financial statements have been prepared using BioChemics' historical book value in the assets and liabilities and historical results of operation of this division. BioChemics' net investment in us is reflected as additional paid-in capital. Transactions were processed through an inter-company account whose balance represents the net obligation from BioChemics to us. Additionally, these financial statements are included in BioChemics's consolidated financial statements using the consolidated method.

        The results of operations of this division include allocations of certain BioChemics expenses, such as centralized accounting, data processing, utilities, office space rental, supplies, telephone and other BioChemics corporate services and infrastructure costs. These expenses have been charged back to us as a management fee. These amounts approximated $135,600 and $114,150 for the years ended December 31, 2002 and 2001 respectively. The expense allocations have been determined on the basis that we and BioChemics consider to be reasonable reflections of the utilization of services provided for the benefit received by us. However, the financial information included herein may not reflect our financial position, operating results, changes in stockholder's deficiency and cash flows in the future or what they would have been had we been a separate stand-alone entity during the periods presented.

        Revenues.    We recognize revenue when earned in accordance with our written contractual agreements. Effective January 2003, we began the commercialization of our Osteon and Athlete's Relief products. In addition, BioChemics continued to directly commercialize, market and distribute deFEET. BioChemics assigned its revenues from deFEET to us pursuant to an amendment to our license agreement with BioChemics. Commencing with the next scheduled shipment of our athlete's foot preparation, we will begin marketing that product under our new brand name, Termin8 and/or Xtinguish. The majority of our revenues to date have been generated as a result of test marketing projects. The purpose of these projects was to allow us to assess the effectiveness of various marketing strategies and advertising mediums. In the fourth quarter of 2002, BioChemics launched deFEET into the Walgreen's pharmacy retail chain.

        Cost of Sales.    Our costs have consisted of manufacturing costs charged by outside contractors. We expect to continue to use outside contract manufacturers for the production of our products. As a result, all of our inventory balances are in the form of finished goods.

        Gross Profit.    We anticipate that our gross profit margins will be subject to variations due to the multiple revenue distribution models that are available to us. For example, our gross profit margins on products sold directly through major retail drug store chains and selected pharmacies will likely vary from those realized from sales through joint ventures and licensing relationships with third party companies that have substantial pharmaceutical distribution networks. Accordingly, we expect our overall gross margin ratios to decline as our private label, joint venture, and other strategic licensing alliances grow. However we expect total gross profit to increase as a direct result of this growth.

        Expenses.    Historically, our marketing, advertising and promotion expenses have varied due to the multiple revenue distribution models that we have used in connection with our test marketing projects. We expect this variation to continue as we implement such multiple revenue distribution models. In addition, marketing, advertising and promotional expenses include expenses related to the commercialization, marketing and distribution of deFEET, the expenses of which we agreed to asume pursuant to an amendment to our license agreement with BioChemics. Our selling, general and administrative expenses consist primarily of selling costs, wages, and general operating costs such as office rent, phone, insurance and utilities. We expect to increase our operating expenses significantly as we implement our business strategy and expand our operating efforts. In particular, we plan on hiring senior personnel to manage our operations, on undertaking advertising and direct mail programs and on entering into marketing and distribution arrangements with third parties in the United States and abroad.

        Taxes.    Our operating results have historically been included in BioChemics' federal and state income tax returns as part of a division of BioChemics. Effective January 1, 2003, we will be preparing and filing federal and state income tax returns on a stand-alone basis. As a result, we will no longer be included as part of the BioChemics consolidated tax return as a wholly owned subsidiary. We will account for income tax transactions in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized into income (expense) in the period of the rate change.

Three Months Ended March 31, 2003 and 2002

        Revenues.    Revenues increased 122% to $29,864 for the quarter ended March 31, 2003 from $13,469 for the quarter ended March 31, 2002. This increase was primarily attributable to BioChemics'

launch of deFEET into the Walgreen's pharmacy retail chain. DeFEET represented approximately 90% of the total revenues for the quarter ended March 31, 2003. The balance of our total revenue was attributable to test marketing sales of Osteon and Athlete's Relief.

        Cost of Sales.    All manufacturing costs are outsourced. As a result, cost of sales is limited to those costs incurred and billed by outside contractors. Cost of sales increased 133% to $14,858 for the quarter ended March 31, 2003 from $6,367 for the quarter ended March 31, 2002.

        Gross Profit.    Gross profit as a percentage of revenues decreased 2.5% to 50.2% for the quarter ended March 31, 2003 from a gross profit of 52.7% for the quarter ended March 31, 2002. The decline in gross profit was due to a larger portion of our revenue being made up of deFEET which only carried a per unit gross profit of 35.5% during the quarter ended March 31, 2003. This gross profit reduction resulted from a promotional price discount of 33% to the Walgreen's pharmacy retail chain that is currently distributing deFEET.

        Marketing, Advertising and Promotion Expenses.    Marketing, advertising and promotion expenses increased 14.3%, to $16,386 for the quarter ended March 31, 2003 from $14,330 for the quarter ended March 31, 2002. This was primarily due to in-store promotion charges incurred by us at Walgreen's as BioChemics progressed with the launch of deFEET.

        Selling, General and Administrative Expenses.    Selling general and administrative expenses increased 2.6% to $117,505 for the quarter ended March 31, 2003 from $114,513 for the quarter ended March 31, 2002. The minor increase was due primarily to the timing of the incurrence of these expenses.

Years Ended December 31, 2002 and 2001

        Revenues.    We generated no revenues during the years ended December 31, 2002 and 2001 other than those derived from sales of our pain relief product and athlete's foot product made to retailers and end users through test markets.

        Revenues decreased 22.1% to $96,957 in the year ended December 31, 2002 from $124,502 during the year ended December 31, 2001. The decrease in revenue was primarily due to a shift in focus with respect to our revenue distribution model. During the year ended December 31, 2002, we actively pursued private label strategic alliances for our pain relief product. The majority of these alliances would have required exclusivity clauses. During our pursuit of these alliances, we limited the manufacturing and the marketing of these products in order to minimize the potential costs which would have been associated with the continued manufacturing and marketing of that would ultimately be recalled in the event that an exclusive strategic alliance was consummated.

        Cost of Sales.    All manufacturing costs are outsourced. As a result, cost of sales is limited to those costs incurred and billed by the outside contractor. Cost of sales increased less than one percent to $40,811 for the year ended December 31, 2002 from $40,791 for the year ended December 31, 2001.

        Gross Profit.    Gross profit as a percentage of revenues decreased 9.3% to 57.9% for the year ended December 31, 2002 from a gross profit of 67.2% for the year ended December 31, 2001. The decline in gross profit was due to a larger portion of the revenue being made up of the athlete's foot product which only carried a per unit gross profit of 35.5% during the year ended December 31, 2002. This gross profit reduction resulted from a promotional price discount of 33% to Walgreen's pharmacy retail chain that is currently test marketing this product.

        Marketing, Advertising and Promotion Expenses.    Marketing, advertising and promotion expenses decreased 92.4% to $43,962 for the year ended December 31, 2002 from $580,907 for the year ended December 31, 2001. The decrease was due to a shift in focus with respect to our revenue distribution model as we pursued private label strategic alliances.

        Selling, General and Administrative Expenses.    Selling general and administrative expenses decreased 14.8% to $464,832 for the year ended December 31, 2002 from $545,748 for the year ended December 31, 2001. This decrease was due to reductions in travel, meals, sales-commission, slotting fees and outside sales contractors. We also shifted our focus with respect to our revenue distribution model which allowed us to reduce these expenses as we pursued private label strategic alliances.

Liquidity and Capital Resources

        Historically, BioChemics has managed cash on a centralized basis. Cash receipts associated with our business have been transferred to BioChemics directly upon receipt and in turn BioChemics has provided funds to cover our disbursements. Accordingly, we had reported no cash or cash equivalents at December 31, 2001 or December 31, 2002, or at March 31, 2002. At March 31, 2003, we reported cash of $290,000 received as part of our private placement of $500,000 principal amount 10% convertible pay-in-kind promissory notes. Subsequent to March 31, 2003, we received the $210,000 balance from the private placement of these notes. The proceeds from the sale of these notes have been used for funding the expenses related to this offering.

        The convertible pay-in-kind promissory notes bear interest at 10% and the principal and accumulated interest are convertible into shares of Class A common stock either voluntarily on or before the maturity date of the notes or mandatorily upon consummation of this offering. These notes are convertible at the lower rate of 50% of the public offering price or $2.50, up to a maximum of 220,000 shares of Class A common stock. Upon the consummation of this offering, these notes will be converted into an aggregate of 200,000 shares of Class A common stock.

        During 2001 and 2002, BioChemics funded all of our working capital needs. Accordingly, BioChemics made cash contributions to our capital in 2001 and 2002 to cover our deficits incurred during those years. These contributions totaled $1,040,395 in 2001 and $446,862 in 2002. For the three months ended March 31, 2003, BioChemics provided financing to us in the amount of $222,983 to fund our operating losses incurred during that three-month period.

        Our independent auditors stated in their "Independent Auditors' Report" on our financial statements as of and for the years ended December 31, 2002 and 2001 that we may be unable to continue as a going concern.

        If we are not successful in completing this initial public offering or obtaining other sources of funding through product sales or otherwise, we may not be able to fund our operations or support our capital needs and business strategy beyond March 31, 2004. Accordingly our ability to continue as a going concern is in question. We believe that the proceeds from this offering, together with our current cash and investment position, will be sufficient to fund our operations and capital expenditures at least through the next 12 months.

Quantitative and Qualitative Disclosures Regarding Market Risk

Interest Rate Sensitivity

        As of March 31, 2003, we had cash and cash equivalents of $290,000 that consisted of highly liquid money market instruments with maturities less than 90 days. Because of the short maturities of these instruments, a sudden change in market interest rates would not have a material impact on the fair value of the portfolio. Accordingly we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our portfolio.

Equity Security Price Risk

        We do not own any equity investments. Therefore, we do not currently have any direct equity price risk.

Market/Price Risk

        We are exposed to market risk in the normal course of business operations. We face competition and must offer our products and services at prices that the market will bear. We believe that we are well positioned with our products such that price risk will not affect our operating results to any significant degree. However, should the prices of our products decline, this could adversely affect our future profitability and competitiveness.

BUSINESS

Overview

        We are an early-stage company focused on commercializing, marketing and selling over-the-counter, or OTC, pharmaceutical products, with a particular focus on drugs that incorporate the vaso active lipid encapsulated, or VALE, transdermal delivery technology. We began our operations as a division of BioChemics, Inc., a biopharmaceutical company focused on the development of transdermal drug delivery systems, in January 2001. In January 2003, we were formed as an independent subsidiary of BioChemics to further commercialize our OTC products and further develop our OTC product candidates, although BioChemics continues to provide us with administrative support services and technology licenses.

        BioChemics currently holds patents for what it and we believe is the most advanced form of transdermal drug delivery technology available. We refer to this as VALE technology. VALE technology can be thought of as a "liquid needle", given its ability to introduce drugs into the bloodstream in an efficient and highly effective manner.

        We have an exclusive, worldwide license to use and practice the VALE technology in the development, marketing and sale of products in the OTC pharmaceutical market. We believe that the VALE technology provides an efficient, predictable and reliable transdermal drug delivery system that eliminates the need for a patch and allows for the efficient and effective delivery of a myriad of drugs that could not otherwise be effectively delivered using existing transdermal delivery technology.

        Before we were established, BioChemics initiated the marketing and commercialization of the following products on a limited basis:

  •
  deFEET®, for treatment of athlete's foot fungal infections;

  •
  Athlete's Relief, for treatment of pain associated with athletic activity; and

  •
  Osteon®, for treatment of arthritis pain.

        Currently, we market Athlete's Relief and Osteon in the United States. We have begun negotiating agreements with third parties for the marketing of Osteon and Athlete's Relief in the United States and internationally. BioChemics continues to market, sell and commercialize deFEET in the United States. During approximately a 12 month transitional period following the consummation of this offering, all deFEET branded product currently in circulation will either be sold or removed from circulation by BioChemics. We will commence the commercialization, distribution, sales and marketing of our own athlete's foot preparations under the brand names Termin8 and/or Xtinguish, depending on targeted markets, during this transitional period. We have applied for trademark protection in the United States for the marks Termin8 and Xtinguish.

        In addition to expanding our launch of these three products, we have identified and are currently developing, in collaboration with BioChemics, six additional OTC products utilizing the VALE technology. Our current OTC product candidates according to their medical or clinical indication are:

  •
  Analgesic;

  •
  Toenail fungus treatment;

  •
  Acne treatment;

  •
  First aid treatment;

  •
  Hand and body lotion; and

  •
  Psoriasis treatment.

Traditional Transdermal Drug Delivery Technologies

        Transdermal drug delivery is any process of delivering drugs into or through the skin without requiring the use of an invasive instrument such as a needle. Transdermal drug delivery offers many advantages over most other commonly accepted modes of drug delivery for the treatment of many diseases and medical conditions, including, the following:

  •
  Reduction/Elimination of Route-of-Administration Related Drug Side Effects.  Some orally administered medicines can cause significant side effects, often leading to discontinuation of the medication. For example, long-term use of non-steroidal anti-inflammatory drugs, or NSAIDS, can cause bleeding and ulceration of the stomach lining. These side effects are responsible for many deaths and hospitalizations of patients annually. A transdermal application of these same medications will significantly reduce the incidence of gastrointestinal side effects. There are also side effects associated with the delivery of a drug through the nasal lining, the lungs and the skin. These include bleeding, irritation to the linings of the airways, and scar tissue formation at the sites of administration. A broad-based transdermal delivery system, such as the VALE transdermal delivery system, can reduce or eliminate these problems.

  •
  Improved Drug Performance.  Transdermal medications have the potential to improve the effectiveness of a drug by avoiding the stomach and the first-pass metabolism associated with oral delivery of drugs. Transdermal drug delivery has the potential to create a higher bioavailability index for drugs, allowing for a higher concentration of the drug molecule in the bloodstream from a smaller dose of drug applied to the patient, as compared to oral drug delivery. In other words, as smaller total dose of drug will result in fewer side effects while at the same time yielding a higher therapeutic impact.

  •
  Reduced Development and Commercialization Costs of Transdermal Drugs.  Transdermal drug delivery can result in the development of an impressive portfolio of drugs at significantly less cost and risk than is typically associated with novel drug development. A recently completed study from Tufts Medical School in Boston, Massachusetts concluded that on average, it costs between $800-$900 million, and requires many years to develop and commercialize a new drug. By taking an existing drug and delivering it through the skin, we can create an extensive portfolio of OTC products at a fraction of the cost and time taken to develop the original active ingredient.

Limitations of Traditional Transdermal Drug Delivery Technologies

        There are many different technologies used to deliver drugs transdermally. The most common technologies employed use either (i) patches that adhere to the skin, holding a drug in place while it is administered over time (ii) liposomes, or artificially prepared cell-like structures, which are applied topically and absorbed or (iii) an outside energy source producing electricity, otherwise known as iontophoresis, or sound, otherwise known as sonophoresis, to help move the drug through the various skin layers. These traditional technologies tend to be of more limited utility, are not very effective and, in the case of ionophoresis and sonophoresis, expensive:

Table 1: Performance Evaluation Summary of Transdermal Drug
Delivery Technologies including VALE

Limitations of Traditional Patch Technology

        Patch technology works by holding a drug in constant contact with the outer skin to deliver a specific drug dosage. Over substantial periods of time, these drug molecules will be passively absorbed through the various skin layers and eventually migrate into the bloodstream. Patch technology has been used for the delivery of nicotine, in an effort to assist smokers in quitting; the delivery of nitroglycerine to angina sufferers; the delivery of replacement hormones in post-menopausal women; and to treat fewer than 10 other medical disorders.

        Traditional patch technology has several limitations:

  •
  Because of their mass, structure and solubility, the skin poses a significant barrier to most active drug molecules. Since patches are a passive system, overcoming this barrier is difficult and often inefficient. Most drug molecules used in patient treatment are too large to be effectively delivered using patch technology.

  •
  Real world conditions such as the patient's physical size, metabolism and circulatory efficiency can prevent drug delivery from occurring through the use of only a patch.

  •
  Due to the slow flow rate of drug molecules that are delivered using a patch, such technology can be used only for treatments that permit long treatment periods.

  •
  Patch adhesion to the skin can cause extensive skin trauma as well as cosmetic problems. Most of the adhesives that are currently used in patches tend to aggressively adhere to the skin so that their removal may cause irritation and trauma. Subsequent patches used by the same individual are often applied to a different area of the skin in order to minimize such irritation and trauma.

Our Solution

        The goal behind the development of the VALE system was to develop an active transdermal drug system that addresses the deficiencies present in traditional technology and to create a system that efficiently and effectively delivers drugs through the skin and into the blood supply without the need of a patch. In order to efficiently and effectively deliver a drug transdermally, the delivery system must be able to overcome three skin barriers.

  •
  the skin's outer layer, or epidermis;

  •
  the second layer, the dermis, which is composed of connective tissue, glands and hair; and

  •
  the walls of individual capillaries, tiny, thin-walled blood vessels that transport blood to the larger veins and arteries of the body.

        The VALE system is a patchless, lipid-based delivery system, which uses an active, as opposed to a passive, process to deliver drugs into the bloodstream. It has been developed around the unique concept of incorporating chemical vasodilators into the drug delivery vehicle. These chemical compounds act on the network of blood vessels located near the surface of the skin and induce dilation of the blood vessels in the immediate area. This, in turn, has the immediate and natural effect of increasing the blood flow to the area. As blood flow increases and the blood vessels dilate (up to 300% above normal state) the active drug molecules incorporated into the delivery system are transported actively and efficiently into the bloodstream, as demonstrated in Fig. 1 below.

        We believe this chemical vasodilator is the operative key to a broadly applicable transdermal drug delivery system. This process "unlocks" this final barrier and promotes the efficient and complete transportation of drugs from the dermis into the blood. It provides an efficient, predictable and reliable transdermal drug delivery system that eliminates the need for a patch and allows for the efficient and effective delivery a myriad of drugs that can not be effectively delivered transdermally using prior transdermal drug delivery technology.

Fig. 1: BioChemics' VALE Delivery System
(VALE's Operation through a Skin Cross Section)

Strategic Agreements

License Agreement

        Our parent, BioChemics, demonstrated that vasodilation is a critical physiological element that enables transdermal drug delivery to be an effective and efficient process. Following the development of this general concept and the distillation of the concept to practice, John Masiz submitted a series of patent applications to legally establish him as the inventor of the process. Subsequently, Mr. Masiz was issued three U.S. patents relating to the VALE transdermal drug delivery system. Mr. Masiz assigned these patents to BioChemics in March 2002. The first of these patents expires in 2013. Internationally, BioChemics has been issued foreign patents in 17 foreign countries related to this intellectual property and has patents pending in seven others.

        We have entered into a license agreement with BioChemics under which we have a worldwide, exclusive right to use and practice BioChemics' patents to sell, market and commercialize all products that (i) utilize and incorporate BioChemics' patents and know-how; (ii) are classified by the FDA as "over-the-counter products", and (iii) require less than $1.0 million of clinical development. Specifically excluded from the license are certain diabetic neuropathy products developed by BioChemics which are the subject of a clinical study being conducted at the Jocelyn Diabetes Center in Boston. All rights to use and practice BioChemics' patents for the purposes of manufacturing and developing OTC Products are held by BioChemics pursuant to the license agreement. In exchange for the granting of the license, we have agreed to issue an aggregate of 1,500,000 shares of our Class B common stock to BioChemics as a license fee. This is a one-time license fee and there are no royalties payable to BioChemics under the license agreement. These shares will be issued and outstanding before the consummation of this offering. Pursuant to the terms of the license agreement, BioChemics retains all rights to use and practice the patents for all purposes with respect to non-OTC products, including pharmaceuticals and pet products. Any improvements to the patents remain the property of BioChemics, but to the extent that any such improvements relate to our products and product candidates, the improvements are licensed to us on the same terms as the initial license under the license agreement. Maintenance of the patent filings remains the responsibility of BioChemics, although we maintain the right under the license agreement to make any required filings at BioChemics' expense in the event that such filings are not made on a timely basis by BioChemics. The license agreement is subject to termination on the date of the last to expire patent subject to the agreement.

        BioChemics is also party to a settlement agreement and license with De Feet International, Inc., dated April 20, 2002, whereby De Feet International, Inc. granted a non-exclusive, non-transferable and non-assignable license to BioChemics to use the "deFEET" trademark throughout the United States in connection with the manufacture, advertisement, promotion, distribution and sale of athlete's foot preparations.

        Pursuant to an amendment to license agreement, dated July 2, 2003, the trademarks Osteon and PENtoCORE, together with the goodwill associated with each mark, were licensed to us by BioChemics. In addition, pursuant to the amendment, BioChemics assigned to us its ownership of any and all revenue associated with the sale, commercialization and marketing of deFEET by BioChemics and we agreed to be responsible for all expenses related to these revenues, including the royalty payments payable by BioChemics to De Feet International, Inc.

Development and Manufacturing Agreement

        Prior to the consummation of this offering, we will enter into a development and manufacturing agreement with BioChemics with respect to the ongoing manufacturing and development of our products and product candidates. Under this agreement, BioChemics will develop and manufacture products pursuant to specific purchase orders submitted by us from time to time. BioChemics will charge us a development and manufacturing fee at a rate of cost plus 10%.

Our Products and Product Candidates

Current Products

        Before entering into the license agreement with us, BioChemics initiated a marketing campaign on a limited basis for the three OTC products deFEET, Athlete's Relief and Osteon. The following table summarizes information regarding these three products.

Drug	Medical Condition	Total Annual Market Size*
deFEET	Treatment of athlete's foot fungal infections	$310 million
Athlete's Relief	Treatment of pain associated with athletic activity	$278 million**
Osteon	Treatment of arthritis pain	$278 million**

*
Based on 2002 MMR/Information Resources Inc. Health and Beauty Aids Report, these total annual market size estimates represent the approximate total annual market size for treatment of these medical conditions in the U.S.
**
Total estimated market size of external analgesic market, which would include both Athlete's Relief and Osteon.

        Osteon and Athlete's Relief will now be marketed, distributed, commercialized and sold by us in the United States. During the course of the 12 month period immediately following this offering, all deFEET branded product currently in circulation will either be sold or removed from circulation and replaced with an identical product which will be commercialized, marketed and sold by us under the name Termin8 and/or Xtinguish. The formulation and functionality of Termin8 and Xtinguish will be identical to that of deFEET. Any reference in this prospectus relating to the functionality, formulation or performance of deFEET shall apply in all respects to Termin8 and Xtinguish.

        All three of these products have been through the research and development, pre-clinical study and clinical trial stages and have received FDA approval. They are either currently being marketed and commercialized or will enter the marketing and commercialization phase upon the consummation of this offering.

        deFEET is a topically-applied, transdermal athlete's foot anti-fungal medication designed to eliminate athlete's foot infection in less than 10 days. It employs the VALE drug delivery system to effectively and efficiently deliver a mild antifungal agent called Tolnaftate into the skin surrounding the affected area. In a pilot clinical trial, supervised by independent physicians and analyzed by the New England Medical Center in Boston, MA, 20 severely infected athlete's foot patients were treated and studied over a 42-day period. There were two groups in the study, one treated with deFEET and the other with Schering-Plough's Tinactin®. In this study, deFEET eliminated the infection in 90% of the test group in 7 days and 100% of its patient population in 10 days. Tinactin®, which also uses Tolnaftate in the same concentration as deFEET, required 42 days to cure its first patient. These results demonstrate the ability of the VALE technology to deliver Tolnaftate much more effectively than a product not utilizing VALE technology (see Table 1, on page 31).

Table 1—Comparison of Clinical Effectiveness of
deFEET and Tinactin

        The foot care medication market is large and well established. Approximately $310 million is spent annually on OTC athlete's foot treatments. The market is dominated primarily by three products - Schering-Plough's Lotramin AF and Tinactin, which collectively account for approximately $95 million in sales annually; and Novartis' Lamisil AT, which accounts for approximately $44 million in annual sales. The next 7 most popular foot care medication products average about $11 million each in annual sales. We believe that the superior performance of our athlete's foot medication will allow us to achieve rapid market penetration and secure a high degree of product loyalty, which we do not believe the current market leaders enjoy. We intend to position our product as a "super-powered" alternative to Lotramin AF and Tinactin. This will enable us to capitalize on the brand recognition of the market leaders, while at the same time differentiating our product through its superior performance.

        Osteon is a topically-applied, transdermal arthritis pain reliever designed to relieve pain within 10-15 minutes of application and which lasts up to 6 hours. We have received favorable consumer and physician comments that Osteon compares favorably to prescription NSAIDS in relieving muscle and joint pain, particularly arthritis pain, without the drug-induced side effects. The annual market for OTC pain relievers and analgesics in the United States is approximately $3.1 billion, while the OTC external analgesic market is approximately $278 million. We believe that the population of 45-64 year olds will grow significantly in the next decade. As the "graying" of the baby-boomer demographic continues, we believe that the market for arthritis pain relief products will continue to grow. We also believe that our Osteon product can effectively penetrate the arthritic pain relief market.

        Athlete's Relief is a topically-applied, transdermal muscle and joint pain treatment designed to relieve the pain associated with athletics and physical exertion. Competitive products in this category rely on a chemical induction of the sensation of intense heat or cold on the skin surface. This chemical induction is designed to mask the sensation of pain. In contrast, Athlete's Relief uses the VALE transdermal drug delivery technology to deliver a natural chemical substance that inhibits the release of specific neurotransmitters that are responsible for transmitting the pain signals to the brain. The result is a true blockage of the pain sensation. The difference between our products and others on the market is our ability to use the VALE technology and thus gain access to the deep tissue nerve endings in order to block their activity. The annual OTC external analgesic market, of which sports injury pain medication is a component, is approximately $278 million in the United States. We believe that our Athlete's Relief will provide an alternative treatment for pain associated with athletics and physical exertion.

Product Candidates

        Although all of our product candidates will be entering established markets, they will be distinct and unique among existing products in those markets in that they will all incorporate the VALE technology. We intend to market these product candidates using this distinction in much the same way as our current products have been marketed.

        Our current product candidates include:

Product Classification	Product Description	Total Annual Market Size*	Development Stage
Analgesic	Topically applied analgesic	$3.1 billion	Formulation being finalized
Toenail fungus treatment	Termin8/Xtinguish derivative topically applied to treat toenail fungus	$800 million	Formula finalized
Acne treatment	Topically applied, anti-bacterial, anti-inflammatory Transdermally delivered Hydrocortisone	$325 million	In development
First aid treatment	Transdermally delivered anti-bacterial and Hydrocortisone	$395 million	Formula finalized
Hand and body lotion	OTC skin hydration	$1.06 billion	Formula finalized
Psoriasis	Transdermal anti-inflammatory, anti-itch and skin hydration	—	Formula in development

*
Based on the 2002 MMR/Information Resources Inc. Health and Beauty Aids Report, these total annual market size estimates reflect U.S. retail sales by product classification.

Our Strategy

        We believe that we can commercialize a broad range of products by applying the VALE technology to a significant array of currently off-patent drugs and by leveraging BioChemics' ability to manufacture and develop these drugs for commercialization in the OTC marketplace.

        We will expand the marketing and commercialization of Osteon and Athlete's Relief, initiate our marketing and commercialization of Termin8 and Xtinguish and initiate roll-outs for our existing and future product candidates using the strategic marketing and commercialization plan described below. We intend to utilize a portion of the offering proceeds to implement this plan, which is focused on the systematic rollout of the products into major retail drug store chains, select independent pharmacies, and nontraditional channels, including multilevel marketing, direct marketing, infomercials, websites and catalogues. The methodical and multi-phased launch for each product will allow us to maintain control over the required costs associated with these launches, and will maximize the return on investment for the advertising and marketing expenditures.

Our Global Commercialization and Marketing Strategy

        We intend to undertake an aggressive marketing and commercialization strategy that will focus on obtaining rapid market penetration and establishing consumer brand recognition and loyalty with manageable capital expenditures. This strategy will require us to utilize a significant portion of the offering proceeds. These proceeds will be used to fund our advertising and direct mail programs and to enter into marketing and distribution and joint venture agreements with third parties in the United States and abroad.

        Our global marketing strategy consists of dividing the world markets into four primary territories:

  •
  North America;

  •
  Asia;

  •
  Europe; and

  •
  South America.

        In North America, our marketing strategy is bifurcated. In many instances, we will seek joint venture partners to participate with us in the sales and distribution of our products. This will most likely occur with respect to products that are entering an already crowded market and thus need substantial distribution and marketing might to achieve significant market penetration. For instance, the topical arthritis and muscle and joint pain markets are very crowded. In this instance, we feel that substantial marketing and commercialization, beyond what we would be able to accomplish alone, must be carried out in order to provide our products with greater visibility in the marketplace.

        In the non-North American markets we intend to establish joint venture and licensing relationships with partners that have substantial pharmaceutical distribution networks already established in those regions.

Overview of Roll-Out Strategy

        Our roll-out strategy is two tiered:

        The first phase is to place the product in a critical mass of stores on a national basis. Once a sufficient number of stores have the product on their shelves, the consumer marketing phase can begin. BioChemics has secured placement of the deFEET product in the Walgreen's pharmacy chain. Walgreen's has 4,000 stores nationwide and we believe that deFEET has been placed throughout the entire chain. Although advertising and marketing has not yet begun, sales performance has been increasing every month.

        The second phase of our strategy consists primarily of a mix of print and radio advertising. Termin8's and Xtinguish's print campaigns will be placed in print media targeting males between the ages of 25 and 55. For radio advertising, we intend to purchase radio spots primarily on large radio station owners such as Infinity Radio which appeal to sports markets. We plan to spend approximately $1.2 million from the net proceeds of this offering to fund our radio advertising campaign.

        In addition to print and radio advertising, we intend to launch a promotion campaign to podiatrists and dermatologists that would allow these specialists to sell our Termin8 and/or Xtinguish brands directly to their patients. We plan to build a team of sales representatives to launch this initiative.

        We have also created a Sports Division which focuses on telemarketing to professional and collegiate sports teams, health clubs, and golf and tennis clubs. As a result of these efforts, many National Football League and National Hockey League teams, and many major college athletics programs are currently using deFEET. In addition, we have designed promotional campaigns targeted toward running, cycling, and ski clubs.

        We believe that this is an effective commercialization and marketing strategy for our products and that it can be applied, followed and, if required, modified on a going forward basis as we roll out additional product candidates.

Competition

        We are engaged in a rapidly evolving field. Competition from numerous pharmaceutical companies including, but not limited to Pfizer, Bristol-Myers Squibb, Schering-Plough, and biotechnology companies including, but not limited to, Alza, Cygnus and Elan, as well as research and academic institutions, is intense and expected to increase. The market for transdermal drug delivery systems is large and growing rapidly and is likely to attract new entrants. Numerous biotechnology and biopharmaceutical companies have focused on developing new drug delivery systems and most, if not all of these companies, have significant financial resources and development capabilities.

        It is our opinion that competing transdermal drug delivery technologies using patches, liposomes, and equipment assisted deliveries such as iontophoresis and sonophoresis have some utility with a small group of select drugs but are thus far not generally useful for most drugs. Our success will depend on our ability to leverage the VALE transdermal delivery system to achieve market share at the expense of our existing and future competitors who cannot offer a delivery system of comparable effectiveness and efficiency.

Employees

        As of June 13, 2003, we employed seven full-time persons. We also employed three part-time persons, who also devote a portion of their time to Biochemics.

Facilities

        Currently, we share office space with BioChemics who, in addition to office space, also maintains laboratory and manufacturing facilities in Danvers, Massachusetts. We currently have no lease agreement with BioChemics. We intend to obtain independent office space, likely at the same location, in the near future and will expand our facilities as the need arises.

Legal Proceedings

        We are not a party to any legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Set forth below is the name, age position and a brief account of the business experience of each of our executive officers and directors:

NAME	AGE	POSITION
John J. Masiz	44	Chief Executive Officer, President, and Chairman of the Board
Joseph Frattaroli	41	Chief Financial Officer
Stephen G. Carter, Ph.D.	50	Chief Scientific Officer, Director
Bruce A. Shear	48	Director
Brian Strasnick, Ph.D.	50	Director
Robert Anderson	47	Director
Gary Fromm, Ph.D.	69	Director
William P. Adams, M.D.	57	Director

        John J. Masiz.    Mr. Masiz has served as our Chief Executive Officer, President and Chairman of our board of directors since our inception. In addition, Mr. Masiz has served as the Chief Executive Officer and Chairman of BioChemics since 1989. Form 1987 to 1990, Mr. Masiz served as the Chief Operating Officer of Linsco Financial Group (currently named LPL Financial), currently one of the largest private brokerage firms in the United States. From 1985 to1987, Mr. Masiz was with the strategic consulting group of Coopers & Lybrand. Before joining Coopers & Lybrand, Mr. Masiz served as a financial analyst with Hannaford Bros., Inc., including its Shop & Save and Welby Drug groups. Mr. Masiz is a cum laude graduate of Colby College, with distinction in two majors. He received a Juris Doctorate degree from Suffolk University Law School and is a member of the Massachusetts Bar Association.

        Stephen G. Carter. Ph.D.    Dr. Carter has served as our Chief Scientific Officer since June 2003. He has served as a member of our board of directors since June 2003. From September 1999 to the present, Dr. Carter has also served as Chief Scientific Officer of BioChemics. From April 1999 to September 1999, Dr. Carter was a self-employed consultant in the pharmaceuticals industry. From January 1996 to April 1999, Dr. Carter served as the Dean for Research at Harvard Medical School with responsibilities for the funding of all HMS research activities and for initiation and implementation of several new Harvard-wide research programs. Prior to Harvard, Dr. Carter served in various executive positions with Glaxo/Glaxo Wellcome, including Head of U.S. Virology Research with a responsibility for biotechnology and academic alliances in drug delivery and gene therapy/genetics/genomics. Prior to Glaxo, Dr. Carter led a group of scientists and conducted research at the National Cancer Institute-Frederick Cancer Research Facility. Dr. Carter also served as a Research Faculty member at the Yale University School of Medicine in the Department of Molecular Biophysics and Biochemistry and as a NIH postdoctoral fellow in Molecular Virology with the Department of Human Genetics at Yale University. Dr. Carter received his Ph.D. from Iowa State University, Department of Biochemistry & Biophysics.

        Joseph Frattaroli.    Mr. Frattaroli has served as our Chief Financial Officer since June 2003. From January 2002 through April 2003, Mr. Frattaroli served as an accounting and financial consultant to Biochemics. From April 2000 through December 2001, Mr. Frattaroli was chief financial officer of Getov Machine Incorporated. From January 1998 through April 2000, Mr. Frattaroli served as managing principal for the EPI group, a consulting firm that provided per diem chief financial officer services as well as tax preparation and compliance services. From March 1993 through January 1998, Mr. Frattaroli served as both an audit manager and tax director for Tucci and Roselli, Certified Public Accountants. From April 1989 through March 1993, Mr. Frattaroli served as tax department manager for Lockheed Martin Corporation. From May 1987 through April 1989, Mr. Frattaroli served as tax department senior for Ernst and Young, certified public accountants. From October 1985 through May 1987, Mr. Frattaroli served as a program field Revenue Agent for the Internal Revenue Service. Mr. Frattaroli holds a Bachelor of Science Degree in Business Administration from Salem State College and is a certified public accountant licensed in New Hampshire.

        Bruce A. Shear.    Mr. Shear has served as a member of our board of directors since June 2003. Mr. Shear is the co-founder, President and chief executive officer of PHC, Inc., a publicly traded nationally recognized behavioral health company. Mr. Shear has served PHC since 1979. Prior to his current position, Mr. Shear served as vice president of financial affairs. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over 15 years. In addition, Mr. Shear previously served on the Board of Trustees for the National Association of Psychiatric health systems, which represents the nation's behavioral health hospitals and organizations. Mr. Shear received an MBA from Suffolk University in 1980 and a B.S. in Accounting and Finance from Marquette University in 1976.

        Brian J. Strasnick, Ph.D.    Dr. Strasnick has served as a member of our board of directors since June 2003. Dr. Strasnick is the founder, chairman, president and chief executive officer of Willow Laboratories, one of New England's leading drug testing facilities. Dr. Strasnick has served that company since September 1995. Dr. Strasnick has provided behavioral healthcare and pharmacological services as a practitioner for over 18 years. His educational background is in pharmacology and psychology with an emphasis in substance abuse treatment. A nationally recognized expert, Dr. Strasnick lectures throughout the country as a National Visiting Professor for a national pharmaceutical company. He has extensive experience in pharmacology and metabolism of prescription medications and their effects on drug testing. Dr. Strasnick is a diplomat of the American College of Forensic Examiners as well as a fellow of the College of Pharmacological and Apothecary Sciences. Dr. Strasnick also serves on the Board for the Drug and Alcohol Testing Industry Association (DATIA).

        Robert Anderson.    Mr. Andersen has served as a member of our board of directors since June 2003. From January 1998 to the present, Mr. Anderson has been a self-employed consultant and investor. From January 1995 to December 1997, he served as a senior managing director-financial at Furman Selz Capital Management. From March 1989 to November 1994, Mr. Anderson was a senior vice president with Lehman Brothers. From September 1982 to March 1989, he was a vice president with Goldman Sachs. Mr. Anderson received his A.B. in Economics from Brown University in 1978 and an MBA with Distinction from Harvard Business School in 1982.

        Gary Fromm, Ph.D.    Dr. Fromm has been a member of our board of directors since June 2003. Dr. Fromm now serves as chairman and has served as a director of IDC Financial Publishing since 1983. He has served as a director to Sky Venture Capital, Inc., since        . Sky Capital Venture Capital, Inc. is an affiliate of Sky Capital, LLC, which is acting as representative of the underwriters of this offering. Dr. Fromm has also serviced as a director of Neoterik Health Technologies, Inc. since 1984. Dr. Fromm is also co-founder and president of Investment Intelligence Systems Corporation and co-founder of Data Resources. Dr. Fromm holds an A.M. and a Ph.D in Economics from Harvard University, an M.S. in Industrial Management from M.I.T. and a B.M.E. in Mechanical Engineering from Cornell University.

        William P. Adams, M.D., F.A.C.S.    Dr. Adams has been a member of our board of directors since June 2003. Dr. Adams has served as the president and a director of the Adams Center for Aesthetic Surgery, in Boston, Massachusetts for more than five years. Dr. Adams is a Diplomate of the American

Board of Plastic Surgery and a Fellow of the American College of Surgeons. He is also a member of the American Society of Plastic and Reconstructive Surgeons, the American Society for Aesthetic Plastic Surgery and serves as a Clinical Associate Instructor in Surgery at Massachusetts General Hospital and Harvard Medical School. Dr. Adams is a graduate of Dartmouth College and Harvard Medical School.

Board Composition

        Our charter provides that candidates for directors may be nominated only by the board or by a stockholder who gives written notice to us in the manner prescribed by our bylaws. The number of directors may be fixed by resolution of the board from time to time. The board currently consists of seven members—John J. Masiz, Dr. Stephen Carter, Bruce A, Shear, Dr. Brian Strasnick, Dr. Gary Fromm, Dr. William Adams and Robert Anderson. The board may appoint new directors to fill vacancies or newly created directorships between stockholder meetings. Our charter does not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office with cause by the affirmative vote of at least 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present or without cause by the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present, provided that removal without cause is recommended to the stockholders by the board pursuant to a vote of not less than 75% of the directors then in office. Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Board Committees

        Audit Committee.    We have established an audit committee to be responsible for overseeing our accounting and internal financial controls, selecting and recommending the appointment of our independent auditors, meet with our officers regarding our financial controls, act upon recommendations of our auditors and take further action as our audit committee deems necessary to complete an audit of our books and accounts. Our audit committee also performs other duties as may from time to time be determined. Upon the consummation of this offering, our audit committee will be composed of two independent directors, each with experience in acting as directors of public companies. The board believes that at least one member of our audit committee will qualify as an "audit committee financial expert" as that term is defined in relevant Securities and Exchange Commission rules. Our audit committee currently consists of Mr. Shear.

        Compensation Committee.    We have also established a compensation committee that reviews and approves the compensation and benefits of our executive officers, administers our stock incentive plan, makes recommendations to the board of directors regarding these matters and performs other duties as may from time to time be determined by the board. Our compensation committee currently consists of Mr. Shear and Dr. Strasnick.

        Compensation Committee Interlocks and Insider Participation.    None of our executive officers serves on our compensation committee. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Director Compensation

        Following the consummation of this offering, our board members will receive annual compensation in the amount of $5,000 for service as a board member at each subsequent annual meeting of our stockholders. In addition, board members will receive the sum of $500 for each board meeting that they attend and will be reimbursed for all reasonable expenses incurred by them in relation to attending the board meeting. Our non-employee directors will also receive compensation in the form of stock options issued under our 2003 non-employee director compensation plan. Under this plan, each non-employee director is entitled to receive an option to purchase 20,000 shares of our Class A common stock. The options will be granted upon initial election or appointment and will become fully vested over three years, with 25% of the options vesting immediately, and 25% vesting on each subsequent annual anniversary dates of the grant. The options have a term of ten years and an exercise price equal to the fair market value on the date of grant. After we become a public company, the exercise price of these options will be equal to the closing price of our Class A common stock as reported by the Nasdaq Small Cap Market on the date of grant.

Executive Compensation

        The following table shows the estimated annual compensation to be paid by us for the year ending December 31, 2003 to our Chief Executive Officer and our other executive officers, collectively referred to as the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Option
John J. Masiz Chief Executive Officer and President	2003	$175,000	—	—	100,000
Dr. Stephen G. Carter Chief Scientific Officer	2003	$140,000	—	—	75,000
Joseph Frattaroli Chief Financial Officer	2003	$75,000	—	—	30,000

Stock Option Grants

        The following table provides information about the number of stock options that we anticipate granting during the year ending December 31, 2003. As our common stock is not publicly traded, a readily ascertainable market value is not available:

Name	Number of Securities Underlying Options to be Granted	% of Total Options to be Granted to Employees in Fiscal Year	Exercise Price Per Share	Expected Expiration Date
John J. Masiz*	100,000	31.8%	5.00	June 30, 2013
Dr. Stephen G. Carter*	75,000	23.8%	5.00	June 30, 2013
Joseph Frattaroli*	30,000	9.5%	5.00	June 30, 2013

*
Following at least 60 days after the closing of this offering, we expect that we will grant to certain of our executives and other key employees options to purchase an aggregate of 314,500 shares of our Class A common stock under our 2003 stock incentive plan. Of these options, Mr. Masiz, Dr. Carter and Mr. Frattaroli will receive options to purchase 100,000 shares, 75,000 shares and 30,000 shares, respectively, of our Class A common stock at an exercise price equal to the initial public offering price, or $5.00, per share. 50% of the options granted to Mr. Masiz and Dr. Carter will vest immediately after 60 days from the date of grant and 25% will vest on each of the first and second anniversary dates of the grant. One-third of the options granted to Mr. Frattaroli will vest on each of the first, second and third anniversary dates of the grant.

Employment Agreements

        We have entered into an employment agreement with Mr. Masiz, effective as of June 16, 2003, which provides for his employment as President and Chief Executive Officer through June 30, 2008. The agreement is automatically renewed for successive two year terms thereafter unless terminated earlier by either party in accordance with the terms and conditions of the employment agreement. The agreement provides for an annual salary of $175,000 per year, subject to yearly merit and performance-based bonuses to be granted in such amounts as may be determined by the board in the board's discretion. If we terminate Mr. Masiz without cause, he is entitled to his base salary for 12 months following the time of termination. If we terminate Mr. Masiz following a change of control, we are obligated to pay him a lump sum equal to 200% of his salary as in effect at the time of such termination plus a pro-rata portion of any performance-based bonus, assuming that all 100% of the applicable performance targets for the relevant fiscal year had been achieved. For the purposes of his agreement, a change of control occurs if one person or entity acquires control of 30% or more of our voting common stock, there is a change of control in the board, we sell all or substantially all of our assets, or we are the non-surviving party in a merger.

        We have entered into an employment agreement with Dr. Carter, effective as of June 16, 2003, which provides for his employment as Chief Scientific Officer through June 30, 2008. The agreement is automatically renewed for successive two year terms thereafter unless terminated earlier by either party in accordance with the terms and conditions of the employment agreement. The agreement provides for an annual salary of $140,000 per year, subject to yearly merit and performance-based bonuses to be granted in such amounts as may be determined by the board in the board's discretion. If we terminate Dr. Carter without cause, he is entitled to his base salary for 12 months following the time of termination. If we terminate Dr. Carter following a change of control, we are obligated to pay him a lump sum equal to 200% of his salary as in effect at the time of such termination plus a pro-rata portion of any performance-based bonus, assuming that all 100% of the applicable performance targets for the relevant fiscal year had been achieved. For the purposes of his agreement, a change of control occurs if one person or entity acquires control of 30% or more of our voting common stock, there is a change of control in the board, we sell all or substantially all of our assets, or we are the non-surviving party in a merger.

Employee Benefit Plans

        2003 Stock Incentive Plan.    Our 2003 stock incentive plan was adopted by our board of directors on June 20, 2003 and approved by our stockholders on July     , 2003.

        We have reserved 450,000 shares of our Class A common stock for issuance under our 2003 stock incentive plan. The number of shares of Class A common stock available for issuance under our stock incentive plan will automatically increase the first trading day in January of each calendar year, beginning in calendar year 2004, by an amount equal to 5% of the total number of shares our Class A common stock and Class B common stock, taken together, and outstanding on the last trading day in December of the preceding calendar year, but in no event will any annual increase exceed 200,000 shares of Class A common stock.

        The individuals eligible to participate in our stock incentive plan include our present and future executives and other key employees, our directors (other than our non-employee directors), members of our scientific advisory board and any consultants we hire. Our stock incentive plan provides for the grant of incentives in any one or a combination of restricted stock grants, incentive stock options, non-qualified stock options and stock appreciation rights or SARs. Any of the incentive grants to participants may be made subject to vesting, in one or more installments, upon the happening of certain specified events, upon the passage of a specified period of time, upon the fulfillment of certain conditions or upon the achievement by the Company or any subsidiary, division, affiliate or joint venture of the Company of certain performance goals and continued employment.

        Restricted Stock Grants.    Our compensation committee may award shares under a restricted stock grant. Restricted stock grants may be subject to forfeiture by the holder (or repurchase by us, upon termination of employment) or other specified events. The restricted stock grants include the grant or sale of shares of our Class A common stock at a fixed price but not less than the then par value of a share of our Class A common stock. For example, the grant could set forth a "vesting" or restriction period during which the grantee must remain in the employ of the Company in order to retain the shares under grant. If the grantee's employment terminates during the vesting period, the grant would terminate and the grantee would be required to return the shares to the Company for repurchase. However, our compensation committee may provide complete or partial exceptions to this requirement as it deems equitable. For example, our compensation committee could make such exception in the case where employment is terminated at the time of a sale of the Company or within a specified period of time thereafter.

        Stock Options.    Our compensation committee may grant options qualifying as incentive stock options under the Internal Revenue Code of 1986, as amended from time to time, and nonqualified stock options. The term of a stock option may be fixed by the compensation committee, but shall not exceed ten years. Stock option grants may be made subject to vesting, in one or more installments, typically based on continued employment with the Company. The option price will be fixed on the date of the grant and will not be less than the fair market value of our Class A Common stock on the date of the grant.

        Stock Appreciation Rights.    The compensation committee may grant SARs either alone or in combination with an underlying stock option under the stock incentive plan. SARs provide for a payment by the Company equal to the increase in the fair market value per share of our Class A common stock from a price specified on the date of grant. The dollar amount of this appreciation may be made in cash or in shares of our Class A common stock or combination of both, at the discretion of the committee. The term of a SAR may be fixed by the compensation committee. If an SAR grant in combination with an underlying stock option is exercised, the right under the underlying option to purchase shares would terminate.

        Administration.    The stock incentive plan is administered by our compensation committee. Within the limits of the stock incentive plan, the compensation committee has discretion to determine which eligible individuals are to receive restricted stock grants, stock options, SARs or a combination of such awards, the time or times when such awards are to be made, the number of shares of our Class A common stock subject to each such award, the status of any granted stock option as either an incentive stock option or a nonqualified stock option under the federal tax laws, the vesting schedule and related forfeiture and repurchase provisions to be in effect for the award and the maximum term for which any award is to remain outstanding.

        Subject to certain limitations, our compensation committee may delegate to one or more our executive officers the power to make awards to individuals who are not reporting persons or "covered employees" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time. "Reporting persons" are our executive officers and directors who are subject to the reporting and short-swing profit recovering provisions of Section 16 of the Exchange Act.

        Our compensation committee may interpret the stock incentive plan, amend and rescind administrative guidelines, make such determinations and interpretations with respect to the stock incentive plan or awards made thereunder and include such further terms and conditions and awards granted under the stock incentive plan as it deems advisable. The decisions of the compensation committee under the stock incentive plan are conclusive and binding upon the participants and the Company.

        The board of directors may amend or modify the stock incentive plan at any time, subject to any required stockholder approval. The stock incentive plan will terminate no later than June 30, 2013.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation and our by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We do not currently have any liability insurance coverage for our officers and directors.

RELATED PARTY TRANSACTIONS

        In contemplation of this offering, the Company has adopted a policy to the effect that any future transactions between it and its officers, directors, principal stockholders and affiliates be on terms no less favorable to the Company than could reasonably be obtained in arms' length transactions with independent third parties, and that any such transaction also be approved by a majority of our outside independent directors disinterested in the transaction.

Private Placement of Securities

        Through a private placement transaction that closed in April 2003, we issued subordinated 10% convertible pay-in-kind promissory notes in the aggregate principal amount of $500,000 to accredited investors. These notes are convertible into our Class A common stock. The maturity date of the notes is March 31, 2005 and the conversion price of the notes is the lower of 50% of the public offering price (as defined in the notes) or $2.50, subject to certain adjustments. Conversion may occur on either a mandatory or voluntary basis. Each note may be voluntarily converted in whole or in part at any time prior to the maturity date by the note's holder or on a mandatory basis upon the consummation of this offering. In this private placement transaction, we issued notes in the principal amount of $50,000 to Dr. Brian J. Strasnick, one of our directors.

        Immediately upon consummation of this offering, we expect to issue an aggregate of 200,000 shares of our Class A common stock on mandatory conversion of all of the notes in accordance with their terms. As a result, we expect to issue an aggregate of 20,000 shares of our Class A common stock to Dr. Strasnick upon conversion of his notes.

License Agreement

        Certain of the BioChemics' patents were issued initially in the name of John Masiz. In March 2002, Mr. Masiz assigned these patents to BioChemics, free and clear of any encumbrances. We have entered into a license agreement with BioChemics under which we have a worldwide, exclusive right to use and practice these patents to sell, market and commercialize all products that (i) utilize and incorporate the BioChemics' patents and know-how; (ii) are classified by the FDA as "over-the-counter products", and (iii) require less than $1.0 million of clinical development. Specifically excluded from the license are certain diabetic neuropathy products developed by BioChemics which are the subject of a clinical study being conducted at the Jocelyn Diabetes Center in Boston. In exchange for the granting of the license, we agreed to issue 1,500,000 shares of our Class B common stock to BioChemics as a license fee with a deemed value of $1.5 million. This is a one-time license fee and there are no royalties payable to BioChemics under the license agreement. These shares will be issued and outstanding before the consummation of this offering. Pursuant to the terms of the license agreement, BioChemics retains all rights to use and practice the patents for all purposes with respect to non-OTC products, including pharmaceuticals and pet products. Any improvements to the patents remain the property of BioChemics, but to the extent that any such improvements relate to products and product candidates, the improvements are licensed to us on the same terms as the initial license under the license agreement. Maintenance of the patent filings remains the responsibility of BioChemics, although we maintain the right under the license agreement to make any required filings at BioChemics' expense in the event that such filings are not made on a timely basis by BioChemics.

        BioChemics is also party to a settlement agreement and license with De Feet International, Inc., dated April 20, 2002, whereby De Feet International, Inc. granted a non-exclusive, non-transferable and non-assignable license to BioChemics to use the "deFEET" trademark throughout the United States in connection with the manufacture, advertisement, promotion, distribution and sale of athlete's foot preparations. Pursuant to the settlement agreement and license with De Feet International, Inc., BioChemics is required to remit to De Feet International, Inc. a royalty equal to 5% of all gross sales by BioChemics of products using the deFEET trademark. The royalty is capped at an annual maximum amount of $50,000. Effective January 1, 2003, all sales of deFEET-branded product have been made by BioChemics. BioChemics makes these royalty payments to De Feet International, Inc. in connection with such sales, and in accordance with the settlement agreement and license.

        Pursuant to an amendment to license agreement, dated July 2, 2003, the trademarks Osteon and PENtoCORE, together with the goodwill associated with each mark, were licensed to us by BioChemics. In addition, BioChemics assigned to us its ownership of any and all revenue associated with the sale, commercialization and marketing of deFEET by BioChemics and we agreed to be responsible for all expenses related to these revenues, including the royalty payments payable by BioChemics to DeFeet International, Inc.

Development and Manufacturing Agreement

        Pior to the consummation of this offering, we will enter into a development and manufacturing agreement with BioChemics with respect to the ongoing manufacturing and development of our products and product candidates. Under this agreement, BioChemics will develop and manufacture products pursuant to specific purchase orders submitted by us from time to time. BioChemics will charge us a development and manufacturing fee at a rate of cost plus 10%.

Office Space, Administrative Services and Financial Support

        We presently maintain our executive offices on premises that we currently share with BioChemics. We do not have a lease agreement with BioChemics. We believe that we can obtain suitable alternative space without any material disruption of our business and that such space will be available to us in the future on commercially reasonable terms. In addition, BioChemics provides us with back office support and management services. Allocations of BioChemic's expenses for centralized accounting, data processing, utilities, office space rental, supplies, telephone and other corporate services and infrastructure are charged back to us as a management fee. These amounts approximated $135,600 and $114,150 for the years ended December 31, 2002 and 2001 respectivley.

Registration Rights Agreement

        We have entered into a registration rights agreement with BioChemics under which we have granted to BioChemics, or its permitted transferees, as holders of shares of Class A common stock issuable upon conversion of the Class B common stock held by BioChemics, rights with respect to registration of these shares under the Securities Act. Subject to limitations set forth in the registration rights agreement, holders of the securities may require us, at our expense, to file one registration statement under the Securities Act with respect to the public resale of the securities. With the exception of this offering, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, BioChemics or its permitted transferees are entitled to notice of the registration and are entitled, subject to certain conditions and limitations, to include, at our expense, their shares in the registration. All registration expenses, as specified in the registration rights agreement, must be borne by us and all expenses relating to the sale of the securities registered must be borne by BioChemics or the other holder of the securities being registered.

Other Transactions with BioChemics

        BioChemics made cash contributions to our capital in 2001 and 2002 to cover our deficits incurred during those two years. These contributions totaled $1,040,395 in 2001 and $446,862 in 2002. For the three months ended March 31, 2003, BioChemics provided financing to us in the amount of $222,983 to fund our operating losses incurred during that three month period.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information we know with respect to the beneficial ownership of our common stock as of June 1, 2003, for each person or group of affiliated persons, whom we know to beneficially own more than 5% of our common stock. The table also sets forth such information for our directors and executive officers, individually and as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. Except as indicated by footnote, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options to purchase shares of common stock that are exercisable within 60 days of June 1, 2003 are deemed to be beneficially owned by the person holding such options for the purpose of computing ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. 1,500,000 shares of our Class B common stock to be issued to BioChemics and outstanding before the consummation of this offering are deemed to be beneficially owned by BioChemics and John Masiz as set forth in the following table, but are not treated as outstanding for the purpose of computing the ownership of any other person. Applicable percentage of beneficial ownership is based on no shares of Class A common stock outstanding as of June 1, 2003. Unless otherwise indicated in the footnotes, the address of each listed stockholder is: c/o Vaso Active Pharmaceuticals, Inc., 99 Rosewood Drive, Suite 260, Danvers, MA 01923.

Class A common stock

		Percent of Class Outstanding
Name of Beneficial Owner (1)	Number of Shares Beneficially Owned(1)	Before the Offering	After the Offering
John Masiz(2)(3)	1,500,000	97.4%	54.7%
BioChemics(2)(4)	1,500,000	97.4%	54.7%
Stephen G. Carter, Ph.D	—	—	—
Bruce A. Shear(5)	4,000	*	*
Brian Strasnick, Ph.D(5)(6)	24,000	1.6%	*
Robert Anderson(5)	4,000	*	*
Gary Fromm, Ph.D(5)	4,000	*	*
William P. Adams, M.D.(5)	4,000	*	*
All directors and executive officers as a group (seven persons)(2)(3)(4)(5)(6)	1,540,000	100%	56.2%

Class B common stock

		Percent of Class Outstanding
Name of Beneficial Owner (1)	Number of Shares Beneficially Owned(2)	Before the Offering	After the Offering
John Masiz(3)	1,500,000	100%	100%
BioChemics(4)	1,500,000	100%	100%
All directors and executive officers as a group (seven persons)(3)(4)	1,500,000	100%	100%

*
Less than 1% of the outstanding Class A common stock.

(1)
The persons listed in the tables own of record the shares of our Class A common stock and Class B common stock listed opposite their respective names, and have sole voting and investment power with respect to such shares of common stock, unless otherwise indicated.

(2)
Includes shares of Class B common stock which are convertible at any time into shares of Class A common stock on a share-for-share basis.

(3)
All the aggregate 1,500,000 shares of Class B common stock deemed beneficially owned by Mr. Masiz are to be issued and held of record by BioChemics before the consummation of this offering. Mr. Masiz will have sole voting and investment power with respect to approximately 74% of the issued and outstanding capital stock of BioChemics and will have the voting power to elect all of its directors. Mr. Masiz disclaims beneficial ownership of all shares listed as beneficially owned by BioChemics except to the extent of his pecuniary interest therein. Of the aggregate 1,500,000 shares of Class B common stock deemed beneficially owned Mr. Masiz, all of such shares are also deemed beneficially owned by BioChemics. As a result of the Class B common stock having three votes per share, Mr. Masiz beneficially will own shares representing approximately 79% of the combined voting power of the outstanding common stock of the Company.

(4)
BioChemics will have sole voting and investment power with respect to the 1,500,000 shares of Class B common stock to be held of record by BioChemics before the consummation of this offering. All the aggregate 1,500,000 shares of Class B common stock to be held of record and beneficially owned by BioChemics are also deemed beneficially owned by Mr. Masiz. As a result of the Class B common stock having three votes per share, BioChemics beneficially will own shares representing approximately 79% of the combined voting power of the outstanding common stock of the Company.

(5)
Includes the following shares of Class A common stock, subject to currently exercisable options: Mr. Shear—4,000 shares; Dr. Strasnick—4,000 shares; Mr. Anderson—4,000 shares; Dr. Fromm—4,000 shares; Dr. Adams—4,000 shares; and all other executive officers as a group—0 shares.

(6)
Includes 20,000 shares of Class A common stock issueable to Dr. Strasnick upon mandatory conversion of $50,000 principal amount of our subordinated 10% convertible pay-in-kind promissory notes held by him upon consummation of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of Class A common stock, including shares issued upon exercise of outstanding options and conversion of any shares of our Class B common stock, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon the consummation of this offering, we will have outstanding 1,200,000 shares of Class A common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or conversion of any shares of our Class B common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 200,000 shares of Class A common stock outstanding will be restricted shares held by existing stockholders. Upon the consummation of this offering, we will also have outstanding 1,500,000 shares of Class B common stock.

Lock-Up Agreements

        All of our directors, officers, employees and the holders of the remaining 200,000 shares of our Class A common stock and the holders of our Class B common stock have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, the stockholder will not offer, sell, contact to sell, grant an option to purchase, effect a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of shares of Class A common stock or any option to purchase Class A common stock or any securities exchangeable for or convertible into Class A common stock for a period of one year after the date of this prospectus without the prior written consent of Sky Capital, LLC on behalf of the underwriters. Though these shares may be eligible for earlier sale under the provisions of the Securities Act, none of these shares will be saleable until one year after the date of this prospectus as a result of these lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which immediately following this offering is expected to be approximately 27,000 shares of common stock, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the fling of a Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that current public information about itself be available.

        Beginning one year after the date of this prospectus, 200,000 restricted shares of our Class A common stock will be eligible for sale in the United States public market, subject to volume and other limitations.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701 permits our directors, officers, employees or consultants who purchase shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after effectiveness of the registration statement of which this prospectus forms a part without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after the effectiveness of such registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

        Upon the closing of this offering, the holders of approximately 1,500,000 shares of our common stock upon consummation of this offering or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, we have agreed to certain registration rights for the securities underlying the representative's warrants that we have agreed to issue to Sky Capital LLC on behalf of the underwriters. These warrants entitle the holder to purchase 100,000 shares of our Class A common stock. These warrants are not exercisable until one year from the date of effectiveness of the registration statement, of which this prospectus forms a part. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 10,000,000 shares of Class A common stock, par value $0.0001 per share, 5,000,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock is a summary, does not purport to be complete, is subject to and qualified in its entirety by, the provisions of our charter, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part and by applicable law.

Common stock

        The holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of shares of Class B common stock are entitled to three votes per share on all matters to be voted on by stockholders, with holders of both such classes of common stock voting as a single class (except for class votes as required by law). After the sale of the Class A common stock offered by this prospectus, the outstanding shares of the Class A common stock will represent approximately 45% of the total number of shares of common stock and approximately 17.5% of the total combined voting power, respectively, of both classes of common stock outstanding. As a result, the holders of Class B common stock will be able to elect all of our directors. The voting power of the Class B common stock may discourage or preclude certain transactions, whether or not beneficial to holders of the Class A common stock, including transactions in which stockholders might receive a substantial premium for their shares of Class A common stock over the then current prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, the voting power of Class B common stock could discourage certain types of transactions that involve an actual or threatened acquisition or change of control of our Company. The holders of common stock do not have cumulative voting rights.

        Holders of Class A common stock and holders of Class B common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board out of legally available funds, subject to any preferential dividend rights applicable to any outstanding preferred stock that may be issued in the future. Dividends and distributions payable in shares of Class A common stock may be paid only on shares of Class A common stock and dividends and distributions payable in shares of Class B common stock may be paid only on shares of Class B common stock. If a dividend or distribution payable in Class A common stock is made on the Class A common stock, we must also make a simultaneous dividend or distribution on the Class B common stock. If a dividend or distribution payable in Class B common stock is made on the Class B common stock, we must make a simultaneous dividend or distribution on the Class A common stock. We have not declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund our operations and, therefore, do not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

        In the event of liquidation, dissolution or winding up of Vaso Active, the holders of common stock are entitled to share ratably in all of our assets remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of outstanding shares of preferred stock. There are no preemptive, subscription or conversion rights applicable to the common stock, except each share of Class B common stock may be converted at any time into one share of Class A common stock at the election of the holder. In addition, each share of Class B common stock automatically converts into a share of Class A common stock at the time it is sold, transferred or otherwise disposed of to any person or entity, other than when such share is (i) transfered to BioChemics, to John J. Masiz or to a person "controlled" by or under common control with either of them or the transferor of such share; and (ii) under certain other circumstances, such as bankruptcy or attachment or any judgment whereby the holder is obligated to transfer such share of Class B common stock.

        The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may designate and issue in the future.

Preferred Stock

        The board has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and limitations of all series, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until the board determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on common stock, diluting the voting power of the common stock (other than Class B common stock), impairing the liquidation rights of the common stock and making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

        BioChemics or its permitted transferees, as holders of shares of Class A common stock issuable upon conversion of the Class B common stock to be issued upon consummation of this offering, are entitled to rights with respect to the registration of these shares under the Securities Act. These registration rights are provided under the terms of agreements between us and BioChemics. Subject to limitations set forth in the agreement, holders of these securities may require us, at our expense, to file one registration statement under the Securities Act with respect to the public resale of these securities. With the exception of this offering, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of the securities are entitled to notice of the registration and are entitled, subject to certain conditions and limitations, to include, at our expense, their shares in the registration. The shares of these holders are not included in the registration statement of which this prospectus forms a part. All registration expenses, as specified in the agreements, must be borne by us and all expenses relating to the sale of the securities registered must be borne by the holder of the securities being registered.

        In addition, we have agreed to certain registration rights for the securities underlying the representative's warrants that we have agreed to issue to Sky Capital LLC on behalf of the underwriters. These warrants entitle the holder to purchase 100,000 shares of our Class A common stock. These warrants are not exercisable until one year from the date of effectiveness of the registration statement, of which this prospectus forms a part.

Delaware Law and Provisions of Our Charter

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law which, subject to some exceptions, prohibits us from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of Vaso Active.

        Our charter provides that candidates for directors may be nominated only by the board or by a stockholder who gives written notice to us in the manner prescribed by the bylaws. The number of directors may be fixed by resolution of the board but in any event shall not be less than three. The board currently consists of four (4) members and the board may appoint new directors to fill vacancies or newly created directorships between stockholder meetings. Our charter does not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office with cause by the affirmative vote of at least 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present or without cause by the affirmative vote of 75% of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present, provided that removal without cause is recommended to the stockholders by the board pursuant to a vote of not less than 75% of the directors then in office. Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders. Our charter and other provisions of the Delaware General Corporation Law may have the effect of delaying, deterring or preventing a change in control of Vaso Active, may discourage bids for common stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

Transfer Agent

        The transfer agent for our common stock is [EquiServe Trust Company, N.A.] Its telephone number is (800) 633-4236.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Sky Capital LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Sky Capital LLC

Total

        The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of legal matters by their counsel and some other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to a limited number of dealers at a price that represents a concession not in excess of $        a share under the public offering price. After the public offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 60 days from the date of this prospectus, to purchase up to an aggregate of 150,000 additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of our Class A common stock listed next to the names of all underwriters in the preceding table.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 10% of the total number of shares of our Class A common stock offered by them.

        The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is 10% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over allotment option:

		Total Underwriting Fees
	Fees per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Fees paid by Vaso Active	$0.50	$500,000	$650,000

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        .

        We have also agreed to issue to the representative five year warrants, at a price of $0.001 per warrant, to purchase 100,000 shares of our Class A common stock at an exercise price equal to 120% of the initial offering price of the Class A common stock. The exercise price and the number of underlying securities are subject to adjustment upon certain terms. These warrants are exercisable during the four year period beginning one year from the date of effectiveness of the registration statement, of which this prospectus forms a part. These warrants, and the securities underlying them, are not transferable for one year following the effective date, except to other underwriters (or members of the selling group and/or their officers or partners), an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution.

        The representative's warrants are not redeemable by us. In addition, we have agreed to certain "demand" and "piggyback" registration rights for the securities underlying the representative's warrants. The holder of the representative's warrants can demand, on one occasion, at anytime until five years from the consummation of this offering that we register the shares and warrants for resale under the Securities Act. In addition, the warrants provide for one piggyback registration during the seven years from the consummation of this offering.

        The holders of the representative's warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the representative on the sale of the securities issuable upon exercise of the representative's warrants may be deemed to be additional underwriting compensation. The securities underlying the representative's warrants are being registered on the registration statement. During the term of the representative's warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our Class A common stock. We may find it more difficult to raise additional equity capital while the representative's warrants are outstanding. At any time at which the representative's warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

        We have also paid to the representative $50,000 on account of the representative's expenses in connection with this offering to be applied to the non-accountable expense allowance equal to 3% of the gross proceeds of the offering (including proceeds from the sale, if any, of the over-allotment option securities).

        We have agreed that, without the prior written consent of Sky Capital LLC on behalf of the underwriters, we will not, during the period ending one year after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock., or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

        The restrictions described in the above paragraph do not apply to:

  •
  the sale of shares to the underwriters,

  •
  the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date hereof, or the registration of the resale of those shares of common stock, of which the underwriters have been advised in writing,

  •
  grants of employee or director stock options or issuances of shares of our common stock to employees or directors, in each case pursuant to the terms of a plan in effect on the date hereof, or

  •
  the issuance of our common stock, any options, rights or warrants with respect to shares of our common stock, or any other securities convertible into or exchangeable for our common stock to a collaborative partner or licensee in connection with any collaborative or licensing arrangement, provided that prior to such issuance the collaborative partner or licensee enters into a lock-up agreement with the underwriters with respect to these securities during the 90 days following the date of the prospectus.

        Our officers and directors and certain stockholders have agreed that they will not, without, in each case, the prior written consent of Sky Capital LLC, for a period of one year after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any transaction described above is to be settled by delivery of our common stock or other securities, in cash or otherwise.

        The restrictions described in the above paragraphs relating to our officers, directors and certain stockholders do not apply:

  •
  to any shares of our common stock acquired in the open market, or

  •
  the transfer of any shares of our common stock to a family member, trust or as a bona fide gift, provided that the transferee agrees to be bound in writing by these restrictions prior to such transfer.

        In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 100,000 shares for our vendors, employees, family members of employees, customers, and other third parties. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

        A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representative of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        We have agreed with the underwriters to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Pricing of this Offering

        Prior to this offering, there had been no public market for our common stock. Consequently, the initial public offering price for our Class A Common stock has been determined by negotiation among us and the representative of the underwriters. Among the primary factors considered in determining the public offering price were:

  •
  Prevailing market conditions;

  •
  Our results of operation in recent periods;

  •
  The present stage of our development;

  •
  The market capitalization and stage of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

  •
  Estimates of our business potential.

LEGAL MATTERS

        The validity of the shares of common stock offered will be passed upon for us by Robinson & Cole LLP, One Boston Place, Boston, Massachusetts 02108. Certain legal matters in connection with this offering will be passed upon for the underwriters by Orrick, Herrington and Sutcliffe LLP, New York, New York, 10103.

EXPERTS

        The financial statements of Vaso Active Pharmaceuticals, Inc. as of December 31, 2001 and 2002 and for each of the years in the two-year period ended December 31, 2002 have been included and incorporated by reference herein and in the registration statement in reliance upon the report of Stowe & Degon, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form SB-2 with the SEC in connection with this offering. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	North East Regional Office 233 Broadway New York, NY 10279	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, IL 60661

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

        The SEC also maintains a Vaso Active file electronically with the SEC. The address of that site is www.sec.gov.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Vaso Active, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

VASO ACTIVE PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS:
Balance Sheets for the years ended December 31, 2002 and 2001 and for the three months ended March 31, 2003 and 2002 (unaudited):	F-3
Statements of Operations for the years ended December 31, 2002 and 2001 and for the three months ended March 31, 2003 and 2002 (unaudited):	F-4
Statements of Stockholders' Deficiency for the years ended December 31, 2002 and 2001 and for the three months ended March 31, 2003 and 2002 (unaudited):	F-5
Statements of Cash Flows for the years ended December 31, 2002 and 2001 and for the three months ended March 31, 2003 and 2002 (unaudited):	F-6
Notes to Financial Statements	F-7

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors

Vaso Active Pharmaceuticals, Inc.
Danvers, Massachusetts

        We have audited the accompanying balance sheets of Vaso Active Pharmaceuticals, Inc. "the Company" as of December 31, 2002 and 2001 and the related statements of operations, stockholders' deficiency, and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2, the accompanying financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business. Certain conditions indicate that the Company may be unable to fulfill this assumption, accordingly, the accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.

Stowe & Degon

February 22, 2003 (Except July 2, 2003 as to notes 1 and 4)
Worcester, Massachusetts

VASO ACTIVE PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31,		March 31,
	2002	2001	2003	2002
			(Unaudited)
ASSETS
Current:
Cash	$—	$—	$290,000	$—
Inventory	14,502	17,359	26,358	26,090
Accounts receivable—trade	53,437	380	26,466	380
Prepaid expenses	4,304	2,484	118,567	1,389
Due from parent company	215,864	243,963	—	255,282

Total current assets	288,107	264,186	461,391	283,141

TOTAL ASSETS	$288,107	$264,186	$461,391	$283,141

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current:
Accounts payable—trade	$49,300	$22,640	$67,293	$40,571
Accounts payable—other	238,203	238,203	—	238,203
Accrued interest	—	—	3,082	—
Accrued salaries, wages and taxes	604	3,343		4,367
Due to parent	—	—	222,983	—
Convertible promissory notes payable	—	—	290,000	—

Total Current Liabilities	288,107	264,186	583,358	283,141

Commitments and contingencies (see note 5)
TOTAL LIABILITIES	288,107	264,186	583,358	283,141

STOCKHOLDERS' DEFICIENCY
Preferred stock—$0.0001 par value; authorized 25,000 shares; issued and outstanding, none	—	—	—	—
Common stock—$0.0001 par value; authorized 5,000,000 shares; issued and outstanding, none	—	—	—	—
Additional paid-in capital	1,487,257	1,040,395	—	1,161,327
Accumulated deficit	(1,487,257)	(1,040,395)	(121,967)	(1,161,327)

	—	—	(121,967)	—

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$288,107	$264,186	$461,391	$283,141

VASO ACTIVE PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,		Three Months Ended March 31,
	2002	2001	2003	2002
			(Unaudited)
REVENUES	$96,957	$124,502	$29,864	$13,469
COST OF SALES	40,811	40,791	14,858	6,367

GROSS PROFIT	56,146	83,711	15,006	7,102

EXPENSES
Marketing, advertising and promotion	43,962	580,907	16,386	14,330
Selling, general and administrative	464,832	545,748	117,505	114,513

	508,794	1,126,655	133,891	128,843

LOSS FROM OPERATIONS	(452,648)	(1,042,944)	(118,885)	(121,741)

OTHER (INCOME) EXPENSES	(5,786)	(2,549)	3,082	(809)

NET LOSS	$(446,862)	$(1,040,395)	$(121,967)	$(120,932)

Basic and diluted loss per share	$—	$—	$—	$—
Shares used in computing basic and diluted loss per share amounts	—	—	—	—

VASO ACTIVE PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Years Ended December 31, 2002 and 2001
	Preferred stock number of shares	$0.0001 Par value	Common stock number of shares	$.0001 Par Value	Additional Paid-in Capital	Total Stockholder Deficiency
Balance January 1, 2001	—	$—	—	$—	$—	$—

Loss from operations	—	—	—	—	—	(1,040,395)
Contributed by parent	—		—	—	1,040,395	—
Balance December 31, 2001	—	—	—	—	1,040,395	(1,040,395)

Loss from operations	—	—	—	—	—	(446,862)
Contributed by parent	—	—	—	—	446,862	—

Balance December 31, 2002	—	$—	—	$—	$1,487,257	$(1,487,257)

	Three Months Ended March 31, 2002 (Unaudited)
	Preferred stock number of shares	$0.0001 Par value	Common stock number of shares	$.0001 Par Value	Additional Paid-in Capital	Total Stockholder Deficiency
Balance January 1, 2002	—	$—	—	$—	$1,040,395	$(1,040,395)

Loss from operations	—	—	—	—	—	(120,932)
Contributed by parent	—	—	—	—	120,932	—

Balance March 31, 2002 (Unaudited)	—	$—	—	$—	$1,161,327	$(1,161,327)

	Three Months Ended March 31, 2003 (Unaudited)
	Preferred stock number of shares	$0.0001 Par value	Common stock number of shares	$.0001 Par Value	Additional Paid-in Capital	Total Stockholder Deficiency
Balance January 1, 2003	—	$—	—	$—	$1,487,257	$(1,487,257)

Loss from operations	—	—	—	—	—	(121,967)
Effect of reorganization	—	—	—	—	(1,487,257)	1,487,257

Balance March 31, 2003(Unaudited)	—	$—	—	$—	$—	$(121,967)

VASO ACTIVE PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Three Months Endeed March 31,
	2002	2001	2003	2002
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from operations	$(446,862)	$(1,040,395)	$(121,967)	$(120,932)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities inventory	2,857	(17,359)	(11,856)	(8,731)
Accounts receivable — trade	(53,057)	(380)	26,971	—
Prepaid expenses	(1,820)	(2,484)	(114,262)	1,096
Accounts payable — trade	26,660	22,640	17,992	17,931
Accounts payable — other	—	238,203	(238,203)	—
Accrued interest	—	—	3,082	—
Accrued salaries, wages and taxes	(2,739)	3,343	(604)	1,024

	(474,961)	(796,432)	(438,847)	(109,612)
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from parent	446,862	1,040,395	—	120,932
Payments from parent company (net)	28,099	—	—	(11,320)
Issuance of convertible promissory notes	—	—	290,000	—
Obligation from parent	—	(243,963)	215,864	—
Financed by parent	—	—	222,983	—

	474,961	796,432	728,847	109,612

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	—	—	290,000	—
			—
CASH AND CASH EQUIVALENTS, Beginning of Year	—	—	—	—

CASH AND CASH EQUIVALENTS, End of Year	$—	$—	$290,000	$—

SUPPLEMENTAL DISCLOSURES:
Interest paid	$—	$—	$—	$—

VASO ACTIVE PHARMACEUTICALS INCORPORATED

NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001 (audited) and the
Three Months Ended March 31, 2003 and 2002 (unaudited)

1.     BACKGROUND AND BASIS OF PRESENTATION

        In January 2003, BioChemics, Inc. ("BioChemics") created a wholly owned subsidiary, Vaso Active Pharmaceuticals, Inc. ("the Company") comprised of BioChemics' over-the-counter pharmaceutical division. As discussed in Note 4, BioChemics will receive 1,500,000 shares of the subsidiary's Class B common stock in return for the exclusive worldwide rights to BioChemics' patented vaso active lipid encapsulated "VALE" technology for over-the-counter pharmaceutical products. The terms of this exchange are contained under a license agreement executed between BioChemics and the Company. These shares of Class B common stock will be issued pursuant to authorization of the Board of Directors on June 19, 2003 (see Note 4).

        The financial statements of the Company reflect the historical results of operations and cash flows of the over-the-counter pharmaceutical division of BioChemics during each respective period. The financial statements have been prepared using Biochemic's historical bases in the assets and liabilities and historical results of operations of this division. BioChemics' net investment in the Company is reflected as Additional Paid In Capital. Transactions are processed through an inter-company account, of which the balance represents the net obligation from BioChemics to the Company. Additionally, these financial statements are included in BioChemics' consolidated financial statements on a consolidated basis.

        The statements of operations include allocations of certain BioChemics expenses, such as centralized accounting, data processing, utilities, office space rental, supplies, telephone and other BioChemics corporate services and infrastructure costs. The expense allocations have been determined on the bases that BioChemics and the Company considered to be reasonable reflections of the utilization of services provided for the benefit received by the Company. In addition, the Company's marketing, advertising and promotion expenses include expenses related to the commercialization, marketing and distribution of the BioChemics athlete's foot preparation product, the revenues of which are realized by the Company through an assignment of BioChemics ownership interests in such revenues. However, the financial information included herein may not reflect the financial position, operating results, changes in stockholder's deficiency and cash flows of the Company in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        This summary of significant accounting policies is presented to assist in understanding the financial statements of the Company. The financial statements and notes are representations of the Company's management who are responsible for their fair presentation, integrity and objectivity. These accounting policies conform with accounting principles generally accepted in the United States of America.

Interim Financial Information

        The financial information presented as of March 31, 2003 and 2002 and for the three months then ended is unaudited and includes all adjustments, consisting only of normal recurring accruals, that management considers necessary for a fair presentation of its financial position, operating results and cash flows. Results for the three months ended March 31, 2003 are not necessarily indicative of results to be expected for the full fiscal year ended December 31, 2003 or for any future period.

Business Description

        The Company is an advanced transdermal drug delivery company engaged in developing, licensing, marketing and distributing a broad range of over-the-counter pharmaceutical products.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        The Company has incurred operating losses since inception. The Company's principal risks are the ability to obtain adequate financing, successful development and marketing of products, competition from substitute products and larger companies, dependence on key individuals and continued assistance from BioChemics. BioChemics is a company that has experienced significant operating deficits since its inception in 1989, and it anticipates on-going significant losses as it evolves through its own development process.

        These financial statements have been prepared on the going concern assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is presently in question and contingent upon the Company's ability to raise additional funds through equity or debt fmancing and successfully utilize these funds to commercialize products. Management has identified various fund-raising strategies that it is currently implementing.

Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Historically, BioChemics has managed cash and cash equivalents on a centralized basis. Cash receipts associated with the Company's business have been transferred to BioChemics on a periodic basis and BioChemics has funded the Company's disbursements.

Accounts Receivable

        Accounts receivable consists primarily of trade receivables from the sale of over-the-counter pharmaceutical products. The allowance for doubtful accounts is based on the Company's assessment of the collectibility of specific customer accounts and an assessment of economic risk as well as the aging of the accounts receivable. The Company's policy is to write-off uncollectible trade receivables after significant measures have failed to result in their collection. An allowance for doubtful accounts is established to represent the estimated uncollectible trade receivables. The Company expects to collect in full all outstanding trade receivables at December 31, 2002. As of December 31, 2002 the Company held trade receivables that are over ninety days past due of approximately $43,000. There were no trade receivables in excess of ninety days past due as of March 31, 2003.

Inventory

        Inventory is valued at lower of cost or market on a first-in first-out basis. The Company uses outside contract manufacturers for the production of its products, therefore all of the inventory balance is in the form of finished goods.

Prepaid Expenses

        Disbursements made in the current period that are actual charges of future periods are classified as prepaid expenses.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Due to/from Parent Company

        The Company's transactions are processed through an inter-company account, Due from parent, the balance of which represents the net obligation from BioChemics to the Company or vice-versa.

Revenue Recognition

        Revenue is recognized when earned in accordance with our written contractual agreements. The Company's revenues include revenues assigned to the Company by BioChemics pursuant to an amendment to the Company's license agreement with BioChemics which are realized from BioChemics' commercialization, marketing and distribution of its athlete's foot preparation product.

Income Taxes

        The Company's operating results have historically been included in BioChemics' federal and state income tax returns. Effective January 1, 2003, the Company will be preparing and filing federal and state income returns on a stand-alone basis. As a result, the Company will no longer be included as part of BioChemics' consolidated tax return as a wholly owned subsidiary. We will account for income taxes separately and in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Fair Values

        Unless otherwise noted, deposits, accounts payable, accrued expenses and other liabilities have all been stated at values that approximate fair value.

Historical Earnings (Loss) Per Share

        The historical capital structure of the Company is not representative of the future capital structure. Accordingly, the historical net loss per share and weighted average number of common shares outstanding are not shown for any periods presented prior to January 1, 2003. No shares have been issued as of March 31, 2003 and therefore, no net loss per share is presented.

Advertising Costs

        Costs incurred to advertise and promote the Company are expensed as incurred. Advertising costs were approximately $44,000 and $556,000 for the years ended December 31, 2002 and 2001, respectively and $16,386 and $14,330 for the quarters ended March 31, 2003 and 2002 respectively.

Management Fees

        Allocations of BioChemics expenses such as centralized accounting, data processing, utilities, office space rental, supplies, telephone and other BioChemics corporate services and infrastructure are charged back to the Company as a management fee. These amounts approximated $135,600 and $114,150 for the years ended December 31, 2002 and 2001, respectively and $30,600 and $30,000 for the quarters ended March 31, 2003 and 2002 respectively.

3.     CONCENTRATIONS OF CREDIT RISK

        Concentrations of credit risk associated with gross revenues arose as a result of sales to significant customers. One customer accounted for 66% of 2002 gross revenues. Two customers accounted for 98% of 2001 gross revenues. Accounts receivable from these customers were $53,437 in 2002 and $0 in 2001. In the three months ended March 31, 2003, one customer accounted for 88% of revenues and 100% of receivables. There were no significant customers in the three months ended March 31, 2002.

4.     CAPITALIZATION/SUBSEQUENT EVENTS

        As of December 31, 2002 and March 31, 2003, the Company maintained two classes of stock; common stock and preferred stock. The Company had 5,000,000 shares of common authorized with none issued or outstanding. There were 25,000 shares of preferred stock authorized with none issued or outstanding. The Company also had reserved up to 300,000 shares of common stock that it expected to issue pursuant to a future stock option plan.

        Subsequent to year-end, the Company initiated an offering to sell up to $500,000, 10% Convertible Subordinated Pay-In-Kind Promissory Notes of the Company at par. The Company reserves the right to conduct an initial closing of the offering as soon as practicable after the Company has received fully executed subscription agreements and payment representing a minimum of $100,000 of notes on or before March 30, 2003. The Company has raised $290,000 pursuant to this offering as of March 31, 2003 and all $500,000 in funds were received as of April 21, 2003.

        All notes are convertible into common stock of the Company either voluntarily on or before the maturity date of the note or mandatorily upon the consummation of a qualified public offering. The Notes will be converted at the lesser of 50% of the Qualified Public Offering Price or $2.50 up to a maximum of 220,000 shares of common stock.

        On June 19, 2003, the Board of Directors of the Company took the following actions: (i) resolved to amend the Company's Certificate of Incorporation to (a) increase the number of shares of preferred stock that the Company shall have authority to issue from 25,000 shares to 10,000,000 shares, (b) increase the number of shares of common stock that the Company shall have authority to issue from 5,000,000 shares without designation to 10,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock; (ii) authorized the adoption of the Company's 2003 Stock Incentive Plan, (iii) authorized the reservation of 450,000 shares of the Company's Class A common stock for issuance upon the exercise or grant of Incentives under the 2003 Stock Incentive Plan; (iv) adopted and ratified the license agreement between the Company and BioChemics executed as of February 1, 2003; (v) authorized the Company to issue 1,500,000 of its Class B common stock to BioChemics pursuant to the license agreement in exchange for the license granted to the Company by BioChemics thereunder, and (vi) authorized the Company to make an initial public offering of 1,000,000 shares of its Class A common stock, plus up to an additional 150,000 shares of Class A common stock to cover over-allotments, if any, at a price per share of $5.00 to a group of underwriters. Class A common stock will have one vote per share. Class B common stock will have three votes per share and will be convertible into shares of Class A common stock on a one-for-one basis.

5.     COMMITMENTS AND CONTINGENCIES

        The Company may become involved in litigation or other claims in the ordinary course of business. Management is not aware of any claims that will have a material adverse effect on the financial condition of the Company.

6.     REQUIRED PRO FORMA INFORMATION

        Required pro forma financial information is identical in content to that information presented on the financial statements with the exception of required loss per share data. The pro forma loss per share calculations below are presented as if the 1,500,000 shares of Class B common stock had been issued to BioChemics as of January 1, 2001 and as if the $500,000, 10% convertible promissory notes had been converted to Class A common stock as of January 1, 2001. Accordingly, pro forma loss per share for the years ended December 31, 2002 and 2001 and the three month periods ended March 31, 2003 and 2002 are $0.26, $0.61, $.07 and $.07 respectively.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

        The Registrant's certificate of incorporation and our by-laws provide that its directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, the Registrant's certificate of incorporation provides that its directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Registrant or the Registrant's stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

        The Registrant will be obtaining liability insurance coverage for its officers and directors.

Item 25. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable by Vaso Active Pharmaceuticals, Inc. in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee:

SEC registration fee		$454
NASD Filing Fee		$1,075
State Registration Fees		$20,000
Printing and EDGAR Conversion expenses*	$
Accounting fees and expenses*	$
Legal fees and expenses*	$
Transfer agent's fees and expenses*	$
Miscellaneous*	$

Total	$

*
Estimated

Item 26. Recent Sales of Unregistered Securities.

        Set forth below is information regarding the issuance and sales of the Registrant's common stock without registration during the last three years. Other than as set forth below, no such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities. All of the issuances were made in arm's length transactions which did not involve a public offering:

        1.     In April 2003, the Registrant raised approximately $500,000 by issuing subordinated 10% convertible pay-in-kind promissory notes to accredited investors in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D

promulgated thereunder and on similar exemptions in states where the securities were issued (the "Private Placement"). These notes are convertible into the Registrant's Class A common stock. The maturity date of the notes is March 31, 2005 and the conversion price of the notes is the lower of 50% of the public offering price (as defined in the notes) or $2.50, subject to certain adjustments. Conversion may occur on either a mandatory or voluntary basis. Each note may be voluntarily converted in whole or in part at any time prior to the maturity date by the note's holder or on a mandatory basis upon the consummation of a qualified public offering. The proceeds from the placement of these notes have been used for funding the expenses related to this offering. Upon the consummation of this offering, these notes will be converted into an aggregate of 200,000 shares of the Registrant's Class A common stock.

Item 27. Exhibits.

Exhibit Number	Description
1.1	Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-laws*
4.1	Specimen Certificate for Class A common stock*
4.2	Form of 10% convertible pay-in-kind promissory note for investors in the Private Placement
5	Opinion of Robinson & Cole LLP*
10.1	Employment Agreement, effective June 16, 2003 by and between Vaso Active Pharmaceuticals, Inc. and John J. Masiz*
10.2	Employment Agreement, effective June 16, 2003 by and between Vaso Active Pharmaceuticals, Inc. and Dr. Stephen Carter*
10.3	2003 Stock Incentive Plan
10.4	Registration Rights Agreement by and between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.*
10.5
License Agreement, dated as of February 1, 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc., as amended by an amendment agreement, dated as of July 2, 2003, between Vaso Active Pharmaceuticals, Inc. and BioChemics, Inc.*
10.6	Manufacturing and Development Agreement, dated as of , 2003, between BioChemics, Inc. and Vaso Active Pharmaceuticals, Inc.*
23.1	Consent of Stowe & Degon
23.2	Consent of Robinson & Cole LLP (see Exhibit 5)*

*
To be filed by amendment

Item 28. Undertakings.

        The Registrant hereby undertakes:

        (1)   To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i)    Include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  Include any additional or changed material information on the plan of distribution.

        (2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Boston, State of Massachusetts, on July 3, 2003.

VASO ACTIVE PHARMACEUTICALS, INC.
By:	/s/ JOHN J. MASIZ John J. Masiz President, Chief Executive Officer and Director

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name	Title	Date

/s/ JOHN J. MASIZ John J. Masiz	President, Chief Executive Officer and Director	July 3, 2003
/s/ JOSEPH FRATTAROLI Joseph Frattaroli	Chief Financial Officer	July 3, 2003
/s/ STEPHEN G. CARTER Stephen G. Carter, Ph.D.	Chief Scientific Officer and Director	July 3, 2003
/s/ BRUCE A. SHEAR Bruce A. Shear	Director	July 3, 2003
/s/ BRIAN STRASNICK Brian Strasnick, Ph.D.	Director	July 3, 2003
/s/ ROBERT ANDERSON Robert Anderson	Director	July 3, 2003
/s/ GARY FROMM Gary Fromm, Ph.D.	Director	July 3, 2003
/s/ WILLIAM P. ADAMS William P. Adams, M.D.	Director	July 3, 2003